Exhibit (c)

The annual budget for the Registrant as set forth in the Program Document for 2010-2013
(Documento di Programmazione Economica e Finanziaria per gli anni 2010-2013 — DPEF), dated July 15, 2009

14

The
2010-2013
ECONOMIC AND FINANCIAL PLANNING DOCUMENT
is available on-line at
the Internet address listed below:

www.mef.gov.it
www.dt.tesoro.it

ISSN: 1974-6636

2010-2013 Economic and Financial Planning Document

Ministero dell'Economia e delle Finanze

2010-2013 Economic and Financial Planning Document

2010 - 2013
Economic and Financial
Planning Document
Submitted by Prime Minister
Silvio Berlusconi
and
the Minister of the Economy and Finance
Giulio Tremonti
Adopted by the Cabinet on July 15, 2009

2010-2013 Economic and Financial Planning Document

I.	SUMMARY AND CONCLUSIONS

II.	THE ECONOMY
II.1	The International Economic Situation
II.2	The Italian Economy
Box	Italy’s Market Shares
Box	The Forecasting Index for National Labour Contracts

III.	PUBLIC FINANCE
III.1	The Response to the Crisis: the Fiscal Stimulus Package
III.2	Public Finance: 2010-2013 scenario at unchanged legislation
III.3	Public Finance: Decree Law No. 78/2009 and 2010-2013 policy framework
III.4	Public Debt
Box	Privatisations
Box	Pensions
III.5	Underlying Trends in Public Expenditure
Box	The Impact of the Crisis on Potential Output
III.6	Budget Strategy

IV.	IMPLEMENTATION OF THE GOVERNMENT PLAN
IV.1	An Estimate of the Impact of Public Administration Reform
IV.2	Federalism
IV.3	Welfare
Ministero dell’Economia e delle Finanze
III

2010-2013 Economic and Financial Planning Document
TABLES

Table I.1	Public finance scenario
Table II.1	International macroeconomic growth
Table II.2	International prices
Table II.3	Aggregate debt
Table II.4	Difference in forecasts for 2009
Table II.5	Macroeconomic framework
Table III.1	State aid to the financial system
Table III.2	Crisis-containment measures by type
Table III.3	Macroeconomic impact of the crisis-containment measures
Table III.4	General government account at unchanged legislation prior to Decree Law No. 78/2009
Table III.5	Effects of Decree Law No. 78/2009
Table III.6	General government account at unchanged legislation after Decree Law No. 78/2009
Table III.7	Public finance targets
Table III.8	Revision of revenue and primary-expenditure growth estimates: comparison between 2010-2013 DPEF
(general government account with unchanged legislation) and 2009 RPP
Table III.9	Cyclically adjusted public finance aggregates
Table III.10	Expenditure by economic categories

FIGURES

Figure II.1	Authorised hours of wage supplementation benefits
Figure III.1	Breakdown of measures included in fiscal stimulus package
Figure III.2	Macroeconomic impact of crisis-containment measures
Figure III.3	Government securities: trend of yield curve
Figure III.4	Yield differentials with bunds for various government securities: 10-year maturity
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IV

2010-2013 Economic and Financial Planning Document
I. SUMMARY AND CONCLUSIONS
     In the last two or three months a series of non-negative signals have emerged for the world economy and for the Italian economy. Tensions in financial markets have eased. Uncertainty over economic prospects is still high, but recessionary pressures have abated, leading many forums and formats to assume that there will be a recovery beginning in 2010.
     During the crisis the Government took targeted action to promote the stability of public finances, support the economy and ensure social cohesion. Massive concentration and reallocation of funds from one budget item to another has also freed up resources for a series of programmes aimed at countering the crisis. More specifically, the Government took action to safeguard the credit system and household savings, to support incomes and consumption, to extend and refinance economic stabilisers, to strengthen and accelerate public investment and to encourage private investment. Within the constraints of the available resources, it also injected massive liquidity into the system by accelerating payment of past debts and reducing the accrual of tax refunds. By letting automatic stabilisers operate freely and by using tax tools prudently, the Government has been able to curb further deterioration in the public finances. Given Italy’s high public debt, this strategy has been considered correct and appropriate by the most important international financial institutions. It has also helped reduce yield differentials on Italian government bonds, which had become wider compared to benchmark rates as a result of the crisis.
     It is the Government’s firm intention to continue maintaining a prudent approach to fiscal planning, as illustrated in the Table below:
TABLE I.1: PUBLIC FINANCE SCENARIO (% of GDP)

	2008	2009	2010	2011	2012	2013

UPDATED POLICY SCENARIO
Net borrowing	-2.7	-5.3	-5.0	-4.0	-2.9	-2.4
Primary balance	2.4	-0.4	0.2	1.5	2.9	3.5
Structural net borrowing	-3.4	-3.1	-2.8	-2.5	-2.1	-2.2
Structural change	0.4	-0.3	-0.3	-0.3	-0.4	0.1
Public Debt	105.7	115.3	118.2	118.0	116.5	114.1

Cumulative budget effect on primary balance (as % GDP)			0.0	0.4	1.2	1.2

UPDATED SCENARIO BASED ON UNCHANGED LEGISLATION POST D.L. No. 78/2009
Net borrowing	-2.7	-5.3	-5.0	-4.4	-4.1	-3.7
Primary balance	2.4	-0.4	0.2	1.1	1.7	2.3
Structural net borrowing (1)	-3.4	-3.1	-2.8	-2.9	-3.3	-3.5

UPDATED SCENARIO BASED ON UNCHANGED LEGISLATION PRE D.L. No. 78/2009
Net borrowing	-2.7	-5.3	-5.0	-4.4	-4.1	-3.8
Primary balance	2.4	-0.4	0.2	1.1	1.7	2.2
Structural net borrowing (1)	-3.4	-3.1	-2.8	-2.9	-3.3	-3.6

Memo item: Real GDP (% change)	-1.0	-5.2	0.5	2.0	2.0	2.0

(1)	Structural: cyclically adjusted and net of one-off measures.
     From a broader perspective, it will be necessary to wait until the post-crisis period for conditions to re-establish more robust growth in the medium and long term. A reform of the institutional architecture of the State (starting from fiscal federalism) and
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2010-2013 Economic and Financial Planning Document
investment in human capital and infrastructure, which are the prerequisites for boosting productivity and economic growth in general, will be the main areas of Government action.
     Public account balances have been under pressure as a result of the economic crisis and this has inevitably led to a different composition of revenues and expenditures. First and foremost, it is essential to bring the country back to a path of sound and credible fiscal consolidation for the post-crisis period. The Government’s objectives include convergence towards a balanced budget in structural terms and towards a gradual but constant reduction in the debt-to-GDP ratio, as soon as the recovery becomes established, so as to continue to act to restore stability and confidence to businesses and financial markets. The Government has confirmed its commitment to pursuing these goals.
     In sum, the Government intends to take action to turn the current crisis into an opportunity for development and for boosting Italy’s economy and, more generally, for driving its social progress.
     In conjunction with this Economic and Financial Planning Document the Government also submits Decree Law No. 78/2009, adopted on July 1, which contains measures to counter the crisis, as well as deadline extensions for Italy’s participation in international missions.
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2010-2013 Economic and Financial Planning Document
II. THE ECONOMY
II.1 THE INTERNATIONAL ECONOMIC SITUATION
     As a result of the high integration degree of the world economy, the economic and financial crisis that started in the United States spread rapidly to the rest of the world, with a significant indirect impact of the financial crisis on the real economy.
     After the bankruptcy of a major US investment bank last September, strong tensions emerged in financial markets with stock market indices plummeting. Banks tightened credit standards to firms. The crisis deepened at the start of 2009, when world trade registered the strongest contraction since World War II.
     Industrialised countries were hit hardest by the crisis, but also some developing countries suffered a serious shock. Foreign investment flowing to developing countries declined and there was a strong depreciation of exchange rates as well as an increase in the interest rate spreads of government securities. This gave governments less leeway in adopting anti-cyclical policies. Despite the slowdown, the emerging Asian economies continued to register positive growth rates. Within both the G8 and G20 formats, governments and central banks took immediate action implementing coordinated plans to support economic activity and adopting measures to restore normal functioning in financial markets.
     The speed of the economic deterioration is estimated to have peaked in the first quarter of this year. The latest confidence indicators signal a recovery in various sectors, even though at historically low levels. After bottoming out in early March, stock markets started to rebound and tensions in financial markets eased. Commodity prices have shown an increasing trend in the last few months. In June the oil price stood at $69 a barrel, about half its peak of last summer, even though it increased by $12 over May.
     In addition to the bail out of major credit and insurance institutions, the US Administration passed a $787 billion fiscal stimulus package. Since the start of the crisis the Federal Reserve has injected massive liquidity into financial markets and in 2008 it reduced its policy rates by four percentage points until setting a reference interval ranging between 0 and 0.25 per cent last December. After a sharp contraction in the last quarter of 2008, GDP declined by 1.4 per cent in the first quarter of 2009 over the previous one. Negative contributions to growth mainly came from investment, partly offset by private consumption and net exports. This year’s contraction is estimated at 2.8 per cent, while GDP is expected to increase (by 0.8 per cent) in 2010.
     In the euro area, with the European Economic Recovery Plan adopted in December 2008 following the Washington G20 Summit, the EU institutions recognized the need to counter the crisis by giving Member States more leeway for the fiscal policies, while ensuring compliance with the Stability and Growth Pact. Since 2008, the European Central Bank has progressively cut the reference interest rate bringing it down to 1.0 per cent in its May meeting. Inflation declined significantly in the early months of the year. Preliminary data show that in June price levels edged down compared to the same month of 2008 (-0.1 per cent).
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     In the first quarter, GDP in the euro area declined by 2.5 per cent over the previous period. All components of demand were weak. Leading indicators predict a slow recovery, linked to the recovery in international trade, against a backdrop characterized by an appreciation of the euro exchange rate, persistently tight credit standards on business loans and a precautionary increase in the propensity to save among households, as a result of the labour market deterioration. The economy of the euro area is expected to contract by 4.7 per cent this year and to register a modest average increase in 2010 and more sustained growth in 2011.
     The Japanese government adopted a number of packages to support the economy and the Central Bank cut the policy rate to 0.1 per cent in December 2008 and has so far kept it unchanged. Like all other export-led economies, the Japanese economy has been hit hard by the international crisis. In the first quarter, after a series of negative results, GDP shrank by 3.8 per cent compared to the fourth quarter of 2008. Foreign demand and non residential private investment are the components that have been hit hardest. The yen appreciation in the second half of last year also played a role. Private consumption has been negatively affected by the labour market deterioration. Consumer price inflation, after peaking at 2.3 per cent in July 2008, fell into negative territory. In 2009 the Japanese economy is expected to suffer a strong contraction (6.4 per cent) followed by a gradual recovery in the following years.
     In order to contain the effects of the crisis, the Chinese government adopted a series of plans mainly targeting to infrastructure and, to a lesser extent, in support of households. Chinese GDP grew by 6.1 per cent in the first quarter of 2009 over the corresponding period of 2008.
     In 2009, global GDP is expected to decline by 1.7 per cent and world trade to decrease by 16.2 per cent. In 2010 the world economy and international trade are expected to start growing again by 2.3 and 1.5 per cent respectively. Oil prices are expected to stand at $61 a barrel in 2009 and to increase in the following years reaching almost $70 a barrel.
     The risks to the world economy are mainly linked to the uncertainties that still persist in the international financial system. Even though volatility is decreasing, stock markets are still fragile. Ensuring the proper functioning of bank lending to the private sector is still the main priority. A global scenario could emerge characterised by a cyclical lag between the different geographical areas and within each area, due to the different speed of recovery. Multiple factors which are typical of the emerging Asian economies may cause an early recovery in this area, while in more advanced countries recovery could lack homogeneity due to the different degree of exposure to the structural causes of the crisis. What is still uncertain is whether the early recovery of the emerging Asian economies may turn out to be an engine of growth for more developed areas. Moreover there are still doubts over the overall soundness of the global economic recovery, especially as the monetary and fiscal stimulus is likely to be diminish.
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TABLE II.1: INTERNATIONAL MACROECONOMIC SITUATION (% change)

	2006	2007	2008	2009	2010	2011	2012	2013

GDP
Industrialised countries	3.0	2.7	0.8	-4.0	0.6	2.1	2.4	2.5
United States	2.9	2.2	1.1	-2.8	0.8	2.2	2.3	2.3
Japan	2.4	2.1	-0.6	-6.4	1.0	1.7	1.7	2.0
EMU	2.9	2.6	0.8	-4.7	0.2	1.7	2.0	2.1
France	2.2	2.2	0.7	-3.1	0.6	1.8	2.1	2.1
Germany	3.0	2.5	1.3	-6.2	0.2	1.7	1.8	2.0
United Kingdom	2.8	3.0	0.7	-4.3	0.0	1.8	2.3	2.7
Spain	3.9	3.7	1.2	-4.4	-1.5	1.5	2.3	2.3
World excluding the EU	5.7	5.7	3.7	-0.7	2.9	4.8	4.8	4.8
World	5.1	5.1	3.0	-1.7	2.3	4.1	4.3	4.3
World Trade	9.5	7.0	2.5	-16.2	1.5	5.0	6.0	6.5

Source: Our calculations on IMF, OECD and European Commission data.
TABLE II.2: INTERNATIONAL PRICES (% change)

	2006	2007	2008	2009	2010	2011	2012	2013

Oil (Brent FOB $/barrel)	64.9	72.9	97.2	60.9	69.9	69.9	69.9	69.9
Non-energy commodities	16.0	26.7	25.2	-25.5	3.6	0.0	0.0	0.0
Manufactured goods	5.1	7.4	8.3	-7.8	1.5	1.6	1.6	1.6

Note: Assumptions on oil price are the result of the average price over the 10 working days from June 9 to June 22 2009.
Source: Our calculations on IMF, OECD and European Commission data.
II.2 THE ITALIAN ECONOMY
     The Italian economy, which is characterised by both a strong propensity to export and a significant incidence of the manufacturing industry on value added, was strongly affected by the collapse of international trade and the marked drop in investment. These developments are quite similar to those taking place in Germany. Decline in investment is linked to a high level of idle capacity, the tightening of credit standards and the decrease in business profitability. The indirect effects of the crisis have proved to be just as strong as its direct ones.
     Italy’s economy is less exposed to the specific factors that led to the financial crisis. Household indebtedness is below the euro area average (60 per cent of disposable income as against 93 per cent at the end of 2008) and the real estate sector is less vulnerable. In 2008, the profitability (ROE) of major banking groups remained positive and was higher than that registered in leading euro area countries, despite a 5 percentage point decline compared to 2007 (from 11 per cent approximately to about 6 per cent). The national banking system needs to be recapitalised, but the serious banking crises that have affected other countries have not taken place in Italy.
     An analysis of aggregate debt, including the public and private sector debt, shows that Italy’s relative position compared to other European countries improved significantly from 1995 to 2007. Italy’s indebtedness was above the average of the countries considered in 1995 whereas it is significantly below that level in 2007. In the period considered, several countries experienced a significant increase in private sector debt, only partly offset by a drop in public sector debt. To put things in perspective, it is necessary to
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2010-2013 Economic and Financial Planning Document
consider the potential impact on public debt of measures to support the financial sector taken by the countries that have been hit hardest by the crisis.
TABLE II.3: AGGREGATE DEBT (% of GDP)

	Households			Non financial firms			General Government			Total
	1995	2007	2009	1995	2007	2009	1995	2007	2009	1995	2007	2009

Austria	42.2	53.4	53.4	60.6	80.2	80.2	68.3	59.4	70.4	171.1	193.0	204.0
Belgium	36.6	46.9	46.9	80.9	158.0	158.0	129.8	84.0	95.7	247.3	288.9	300.6
Denmark	82.2	129.8	129.8	62.5	95.0	95.0	72.5	26.8	32.5	217.2	251.6	257.3
Finland	34.7	49.4	49.4	73.6	101.3	101.3	56.7	35.1	39.7	165.0	185.9	190.5
France	35.4	49.1	49.1	70.0	100.2	100.2	55.5	63.8	79.7	160.9	213.1	229.0
Germany	61.5	63.5	63.5	49.3	63.3	63.3	55.6	65.1	73.4	166.4	191.8	200.1
Greece	5.8	47.0	47.0	31.5	57.2	57.2	108.7	94.8	103.4	146.1	199.1	207.7
Ireland	na	97.5	97.5	na	111.2	111.2	82.1	25.0	61.2	na	233.6	269.8
Italy	18.2	34.2	34.2	53.7	73.8	73.8	121.5	103.5	113.0	193.3	211.5	221.0
Netherlands	59.1	120.0	120.0	86.2	92.2	92.2	76.1	45.6	57.0	221.4	257.8	269.2
Portugal	26.9	94.1	94.1	59.2	142.6	142.6	61.0	63.5	75.4	147.1	300.2	312.1
United Kingdom	65.9	100.2	100.2	62.4	108.9	108.9	51.2	44.2	68.4	179.5	253.3	277.5
Spain	31.5	83.6	83.6	45.7	130.9	130.9	63.3	36.2	50.8	140.5	250.7	265.3
Sweden	45.9	70.8	70.8	109.9	135.4	135.4	72.2	40.5	44.0	228.0	246.7	250.2

AVERAGE	42.0	74.2	74.2	65.0	103.6	103.6	76.8	56.3	68.9	183.4	234.1	246.7

Source: Our calculations on EUROSTAT and European Commission data.
Note: Data concerning households and non-profit organisations (NPO) and non financial companies are non consolidated so as to enable a comparison with a larger group of countries. The indebtedness of non financial firms, households and NPO includes loans (F4) and securities other than shares (F3). The liabilities of General Government are consolidated and reflect the Maastricht notion of public debt. As to the indebtedness of households and non-profit institutions in Germany, it should be noted that securities other than shares were not included as the relevant data were not available. As to 2009, the table shows estimates made assuming the private sector indebtedness (households, NPO and non-financial firms) remains unchanged at 2007 levels and using the European Commission general government debt estimates (Spring Forecast, May 4, 2009). If official 2009 estimates for Italy were used, aggregate debt would stand at 223.8 per cent.
     Positive signals are now coming from financial markets and qualitative indicators alike. Share prices have started rising again and tensions in financial markets have eased, with a drop in interest differentials as against reference rates. For five consecutive months since the beginning of the year there has been an improvement in the composite leading indicator developed by the OECD (Composite Leading Indicator, CLI), which seems to predict a turning point in the economic cycle. As of April the confidence index of manufacturing firms developed by ISAE and the Purchasing Managers Index (PMI) have shown an improvement, even though they still hover around historically low values. According to the ISAE survey, dwindling pessimism is present especially in relation to intermediate goods, which usually lead the cycle. Among the quantitative indicators, a first positive signal came in April from industrial production, which, despite sustained year-on-year contractions, showed a first cyclical recovery (1.2 per cent) after nine consecutive declines. In May industrial production levelled off compared to the previous month, registering better-than-expected performance; the decline in production slowed down on a year-on-year basis.
     A risk factor is represented by the negative feedback of the real economy to the financial system. In the last few months, the credit quality has slightly deteriorated in Italy both for non-financial firms and households: the ratio of outstanding bad debt to loans, which in May was equal to 3.6 per cent and 2.7 per cent respectively, though moderate in historical terms, has been increasing since November.
     However the international economic situation remains difficult with a significant deterioration in the labour markets of the more advanced economies. In the first quarter Italy’s GDP declined by 2.6 per cent over the previous quarter. In the case of flat readings
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in the following quarters of 2009, growth would be equal to -4.7 per cent. GDP is forecast to shrink by 5.2 per cent for the whole year.
     Italy’s economy is expected to recover in 2010, with GDP growth of 0.5 per cent. In the following three-year period, annual average GDP growth would stand at 2.0 per cent. The recovery is likely to be quite sustained thanks to the expected recovery of international trade, the rebound from very low production levels and the low exposure of Italy’s economy to crisis-specific factors.
     Private consumption is expected to decrease this year (-2.2 per cent). The unfavourable labour market conditions and the decrease in financial wealth are believed to have weighed on household spending decisions. At the end of 2008 real net financial wealth of households decreased by 13.5 per cent compared to the end of 2007. This decline is expected to adversely affect real consumption in 2009 by about 2.5 percentage points1. As a result of stock markets seeing an upward trend after the first half of March, the negative impact on consumption is believed to have abated. Some risk factors that still persist are tighter credit standards and an increase in the propensity to save out of precaution. In 2008 consumer credit to households slowed down especially for the purchase of durable goods.
     It should be noted that household consumption is expected to be positively affected by incentives for new vehicle purchases introduced by the Government last February as well as by the decrease in consumer-price inflation. Consumer confidence has shown signs of recovery in the last few months, partly owing to a decrease in inflationary pressure. In June confidence stood at the levels of December 2007 levels.
     In 2010 household consumption is forecast to increase by 0.3 per cent. What weighs on spending decisions is the persistence of unfavourable labour market outcomes due to the lag effects of the financial crisis. This is, however, partly offset by a recovery in disposable income. Projections for the following years predict an average increase of 2.1 per cent.
     Machinery and equipment investment is believed to have suffered the consequences of a sharp drop in demand and is estimated to decrease by 16.5 per cent in 2009. As of the second half of 2009, the estimate takes into account the tax breaks on machinery investment introduced by the Government with Decree Law No. 78/20092.
     Fixed investment is adversely affected by both by the drop in demand and the tightening of lending standards. In the first quarter of 2009, lending standards for business loans eased significantly over the previous quarter and to a comparatively greater extent than in the euro area3. For the second quarter, expectations predict that tight bank credit standards will be further eased in the euro area, while restrictions will be abolished in Italy. Surveys of bank lending also show dwindling demand for funds by Italian firms, for the first time since the fourth quarter of 2004, largely due to cuts in investment plans. Investment plans are also believed to be affected by the degree of indebtedness: in 2008 the financial leverage of firms reached 48.7 per cent,4 a historically high level.

[1]	This exercise was carried out using the Italian Treasury Econometric Model (ITEM).

[2]	Based on an exercise carried out using ITEM.

[3]	Source: Bank Lending Surveys by the Bank of Italy and the European Central Bank.

[4]	Bank of Italy 2008 Annual Report. Financial leverage is measured by the ratio of financial debt to the sum of debt with own funds valued at market prices.
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     According to data on assets gathered by the Bank of Italy, in May the slowdown in business lending continued (2.6 per cent as against the same month of the previous year).
     Construction investment is believed to have been affected to a lesser extent by the real estate market crisis which mainly hit other industrialised economies. Signs of a weakening of the residential construction sector come especially from the demand side. In the first quarter of 2009, sales in the real estate sector decreased by 18.7 per cent compared to the same period of the previous year, worsening an already negative trend5. Mortgage lending to households showed negative growth rates between last July and February of this year. As of March mortgage lending began to grow again, increasing by 4.5 per cent in May, compared to the same month in 2008. The available data on prices and production in the construction sector show that the rate of decline is slowing down. In the first quarter, production in the construction sector decreased more moderately (-3.2 per cent compared to the previous quarter) as against data registered in the fourth quarter of 2008. As to prices, the survey by the Bank of Italy6 notes that the current situation in the first quarter is still weak. Expectations for the second quarter show an improvement compared to data gathered in the previous quarter, even though overall they remain on a downward trend. Medium-term prospects for the real estate sector remain positive and show an improvement over the previous survey.
     In 2010, also thanks to tax incentive measures, equipment and machinery investment are expected to start growing again. Construction investment is predicted to suffer a slight contraction. In the following three-year period, assuming a recovery in exports and international trade, investment in machinery is forecast to grow on average by 2.8 per cent approximately, while investment in construction is expected to grow more moderately (1.9 per cent).
     Exports are projected to contract by 19.2 per cent in 2009 as a result of the significant decline in international trade. Imports are also expected to suffer a strong contraction (-15.3 per cent) as they are adversely affected by the strong slowdown in domestic demand. Export growth is forecast to recover in 2010 in line with the recovery in world trade.
     The current account of the balance of payments is forecast to post a deficit of 3.9 per cent of GDP, thus showing a deterioration compared to 2008. The trade balance of goods is forecast to move into negative territory as a percentage of GDP (-0.2 per cent) after the balance recorded in 2008. The current account balance, net of the balance of goods, is expected to stand at 3.7 per cent of GDP, thus faring worse than last year.
     According to ISTAT cib-fob data the trade balance in 2008 posted a €11.5 billion deficit, it therefore fared worse by approximately €2.9 billion over 2007. However, in the same period the trade balance, net of energy products (oil and gas) showed a €50 billion surplus, thus posting an increase of almost €10 billion over 2007.

[5]	Agenzia del Territorio (Local Authority Agency), Quarterly Note on the real estate market — 2009, first quarter, May 2009. In 2008, the contraction in sales compared to 2007 was 15.1 per cent; nominal real estate prices grew by 2.9 per cent; after adjusting for consumer price inflation (3.3 per cent) real prices showed a marginal decrease (Local Authority Agency, Real Estate Report 2009, The Residential Sector).

[6]	Bank of Italy, Survey of Italy’s Housing Sector, June 2009.
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2010-2013 Economic and Financial Planning Document
ITALY’S MARKET SHARES
In the last few years, Italy’s market share of world exports shrank from 4.6 per cent in 1995 to 3.5 per cent in 20087. This is due to a number of factors, including the emergence of major new countries competing a global level. However, a comparative analysis taking into account the G6 countries (United States, Japan, Germany, United Kingdom, France and Italy) shows more positive results. In the 1995-2008 period Italy is the only country of this group after Germany to have increased its export share. Germany and Italy also seem to have stemmed their loss of market shares. This loss also reflects the negative impact which some types of commodities have, such as energy and agricultural raw materials, whose prices have notably increased in the last few years and may thus be a possible source of distortion. A study carried out in the 1995-2008 period involving a smaller group of commodities, including non-food manufactured goods8, confirms that only Germany and Italy have increased their market shares vis-à-vis the G6 countries in addition to stemming market share loss in world trade. In 2007, Italy’s share of manufactured goods exports of the G6 countries reached the all-time high of 11.0 per cent. In the 1995-2008 period Italy was in a leading position in exports of manufactured goods, especially in machinery and transport equipment, as well as semi-processed and finished manufactured goods classified by category on the basis of material9 and other manufactured goods, including household goods and personal care products. However, Italy posted a deficit in the chemical — pharmaceutical segment.
     Market shares of manufactured goods

[7]	UN COMTRADE, http://comtrade.un.org/db/ database, data expressed in current in US dollars.

[8]	Exports of non-food manufactured goods is referred to as the sum of product categories 5-6-7-8 in the SITC Rev.3 classification, according to data provided by COMTRADE.

[9]	This class of products includes leather and leather goods, wood and wood products, paper and paper products, rubber and plastic items, metals and metal products and products from the processing of non- metal minerals.
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2010-2013 Economic and Financial Planning Document
     The crisis had an impact on the labour market already in 2008, even though to a lesser extent compared to other European countries. In the first quarter of 2009, full-time equivalent units (FTE) declined by 0.8 per cent compared to the previous month, mainly in the industrial sector (-1.9 per cent). The contraction in full-time equivalent units for employees was 1.0 per cent. The drop in domestic employment, including workers receiving wage supplementation benefits, was more modest (-0.3 per cent).
     In the first six months of 2009 reliance on short-term lay-off benefits ( Cassa Integrazione Guadagni CIG, the wage supplementation benefit) increased (282.3 per cent compared to the first semester of 2008). The total of hours that were authorised (but not actually used) by INPS was 373 million, approximately. However, as of March there has been a slowdown in the growth of authorised hours over the previous month. In June authorised hours declined by 7 million, approximately, compared to May (-8.1 per cent).
     In the first six months of the year, ordinary CIG (wage supplementation benefit), being the first safety net to be used during negative cycles, showed a significant increase in the number of authorised hours. The increase occurred mainly in the mechanical, metal and chemical industry, followed by the wood, mineral processing and textile sectors10. In June ordinary CIG in the mechanical industry showed a drop of 3 million hours over the previous month, and decreased by 1.3 million hours in the chemical industry and by 0.8 million hours in the textile industry. Conversely there was a slight increase in the metallurgical (0.15 million hours) and food (0.13 million hours) industries.
     Data concerning the so-called ‘tiraggio’11 confirm a tendency to a lower use of CIG hours by firms compared to the number of hours requested and then authorised by INPS. In the first five months of 2009 59.9 per cent of authorised CIG hours were used (compared to 80 per cent in the same period of 2008). Applications for non-agricultural unemployment benefits with ordinary requirements and applications for worker mobility have increased since October 2008, and now hover around average levels of over 100 thousand applications. In May, however, the number of applications was 69 thousand, thus slipping back to the levels of last September. In the first five months of the year, the number of applications increased by 79.6 per cent compared to the same period in 200812.
     According to data collected in labour market surveys, in the first quarter of 2009 the unemployment rate declined by almost one percentage point compared to the first quarter of 2008, reaching 57.4 per cent, while the unemployment rate increased to 7.9 per cent (7.3 per cent if seasonally adjusted).
     Employment, as measured by full-time equivalent units, is forecast to decline by 2.7 per cent this year, whereas it is expected to increase on average by 0.7 per cent a year in the following years. In 2009, the strongest impact is expected in industry excluding construction (-5.1 per cent). In construction and private-sector services the drop in employment is forecast to be equal to 2.2 and 3.3 per cent respectively.

[10]	The authorised hours of ordinary CIG were 134 million in the mechanical industry; 23 million in the metallurgical industry: 22 million in the chemical industry; a total of 16 million in the wood and mineral processing industries; and 14 million in the textile industry. In the first six months of the year 103 hours of extraordinary CIG were authorised, mainly in the mechanical (31 million); transport and communications (20 million hours); chemical and retail sectors (for a total of 12 million).

[11]	As a ratio of the CIG hours used by firms to those authorised by INPS.

[12]	Data on CIG and on unemployment benefits and labour mobility applications are taken from INPS.
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2010-2013 Economic and Financial Planning Document
     Assuming zero growth in labour supply, the unemployment rate is forecast to be 8.8 per cent in 2009. The unemployment rate is predicted to edge up further in 2010 and then decrease to 7.7 per cent in 2013.
     In 2009, compensation per employee is forecast to increase by 1.7 per cent. At the end of May approximately 80 per cent of national labour contracts were in force. With negative productivity growth, the unit cost of labour is forecast to increase by 4.4 per cent. In 2010, the compensation per employee is forecast to grow by 1.6 per cent and by 2.0 per cent on average in the following three-year period. The unit cost of labour is expected to increase by 0.9 per cent, thus registering a strong slowdown compared to the previous year, and to remain moderate in the following years.
     Since autumn, the abrupt trend reversal in international prices of energy and food raw materials, coupled with weak world demand, caused a strong slowdown in the growth of consumer prices, which went from the 4.1 per cent peak reached in August 2008 to 0.5 per cent in June 2009 (preliminary data for the NIC index). However, an analysis of individual components of the consumer basket does not show across-the-board declines, except for energy goods which went from the 16.6 per cent peak in the 12 months to July 2008 to -11.1 per cent in May. Food products only registered a marked slowdown in growth over the 12 months, with growth declining from 6.3 per cent in July 2008 to 2.4 per cent. The basic component, calculated excluding non-processed food products and energy products, actually showed a more moderate slowdown from a 3.0 per cent peak in August 2008 to 1.9 per cent in May. This result was affected by both an essentially stable growth in semi-durable goods over twelve months and the slowdown registered in durable and non durable goods, especially at the end of 2008.
     Despite the decreasing trend in inflation, basically linked to external inputs which also characterise European inflation, at the present time the differential between inflation in the euro area and in Italy is increasing; it stood at 7 tenths of a percentage point in June 2009. Harmonised inflation in Italy is forecast to reach 0.9 per cent in 2009, while the
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2010-2013 Economic and Financial Planning Document
consumption deflator is expected to post a much more moderate increase, equal to 0.1 per cent, largely affected by the strong decline in the prices of indirectly measured financial intermediation services (SIFIM), included in the calculation of the consumption deflator but excluded from the consumer price index. In 2010, considering a carry-over effect which at this point in time can be estimated at 1 percentage point, inflation is forecast to stand at 1.4 per cent in line with the private consumption deflator.
THE FORECASTING INDEX FOR NATIONAL LABOUR CONTRACTS
On January 22, 2009 the Government and the social partners signed a framework agreement on wage bargaining which was supplemented by the Accordo per il pubblico impiego (Civil Servants’ Pay Agreement) on April 3013. Under this agreement a new reference inflation indicator has been introduced to replace ‘planned inflation’. The new indicator is based on forecasts of trends in the consumer price index (HICP) adjusted for the impact of price changes in imported energy goods. The HICP index is a harmonised index of all European countries; in Italy it is calculated by ISTAT.
Social partners have agreed to entrust ISAE (Istituto di Analisi Economica — Economic Analysis Institute) with the task of developing a method for calculating the reference index for contracts and the estimates for the forecast period. At the end of May ISAE submitted its calculation method 14 as well as forecasts for the 2009-2012 four-year period. As of 2010 also the actual value of the indicator also has to be flagged and therefore the amount of the variance in forecast versus actual figures.
The following are the forecasting index figures for the 2009-2012 four-year period:
HICP inflation excluding imported energy products (% change)

2009	2010	2011	2012

1.5	1.8	2.2	1.9

The new index will also be used for civil servants’ wage bargaining. Under the implementation agreement of April 30, the definition of resources for wage increases in the civil service is entrusted to the relevant Ministries (Economy and Finance, Public Administration and Innovation) subject to previous agreement with Trade Union Confederations representing civil servants, in line with public finance targets and within the limits of available resources. The forecasting index will be applied only to compensation payments and recoupment of significant differences (if any) will take effect as of the first year following the three-year contract period. The new contract model will apply to contracts in the 2010-2012 three-year period. The relevant union packages and policy papers are to be submitted shortly.

[13]	The Agreement is known as “Intesa per l’applicazione dell’ Accordo quadro sulla riforma degli assetti contrattuali ai comparti contrattuali del settore pubblico” (Agreement on the implementation of the framework agreement on the reform of contractual arrangements in the civil service).

[14]	The calculation method includes the average international price of Brent oil and o WTI ( West Texas Intermediate) as main benchmarks for the price of energy products. For more details consult the technical note ‘Inflazione (indice IPCA) al netto dei prodotti energetici importati. Modalità operative di costruzione e procedure di previsione dell’indicatore’ , available at http://www.isae.it/MODALITA’_DI_COSTRUZIONE_IPCA2009.pdf.
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2010-2013 Economic and Financial Planning Document
TABLE II.4: DIFFERENCE IN FORECASTS FOR 2009

	2009-2013 DPEF	2010-2013 DPEF (*)

Growth rate of real GDP	0.9	-5.2
Inflation rate (1)	1.5	0.9
Interest rate on 12-month BOTs (2)	4.5	2.3
Employment growth rate (full-time equivalent)	0.5	-2.7
Unemployment rate (as % of the workforce)	5.8	8.8
Employment rate (specific rate 15-64 age group)	59.6	57.3

(*)	The macroeconomic scenario was developed on the basis of data available as of June 26, 2009.

(1)	Planned rate for 2009-2013 DPEF; estimated (FOI index, net of tobacco products) rate for the 2010-2013 DPEF.

(2)	Year-end data forecast in May 2008 for the 2009-2013 DPEF and in June 2009 for this DPEF.
     At a regional level, in the last two-year period export growth was more marked in the South, even though the share of the South on the national total is still very low (about 11 per cent). In the fourth quarter of 2008, outward flows plunged, and this sudden drop can be only partly ascribed to dwindling sales of refined oil products.
     In the first quarter of 2009, the rise in unemployment over the same quarter of 2008 was concentrated in Northern and Central Italy (1.1 and 1.6 percentage points respectively) while in the South it was only 0.2 percentage points. The unemployment rate stood at 5.1 per cent in Northern Italy, 7.6 per cent in Central Italy and 13.2 per cent in Southern Italy.
     For the current year GDP growth forecasts will basically become aligned for the various areas of the country.
     The inflation differentials between the various areas of the country and the national average have decreased during the second half of 2008 and in the first month of 2009, when the prices of energy products were decreasing. As of February 2009 there has been a trend reversal, with Southern Italy at the top end of the interval (+0.5 percentage points) and the North-West at the bottom end (-0.3 percentage points).
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2010-2013 Economic and Financial Planning Document
TABLE II.5: MACROECONOMIC FRAMEWORK

	2008	2009	2010	2011	2012	2013

EXTERNAL VARIABLES
International trade	2.5	-16.2	1.5	5.0	6.0	6.5
Oil prices (Brent FOB $/barrel)	97.2	60.9	69.9	69.9	69.9	69.9
Euro/dollar exchange rate	1.471	1.362	1.399	1.399	1.399	1.399

ITALY MACRO (VOLUMES)
GDP	-1.0	-5.2	0.5	2.0	2.0	2.0
Imports	-4.5	-15.3	-0.2	3.8	4.1	4.3
Final Domestic consumption	-0.5	-1.5	0.3	1.6	1.9	1.8
— Resident household expenditure	-0.9	-2.2	0.3	2.2	2.1	2.0
— General government and NPISH expenditure	0.6	0.5	0.4	0.0	1.2	1.0
Gross fixed investment	-3.0	-11.6	0.6	2.1	2.4	2.5
— Machinery, equipment and other items	-4.2	-16.5	1.5	2.0	3.0	3.5
— Construction	-1.8	-6.6	-0.3	2.2	1.8	1.6
Exports	-3.7	-19.2	0.3	4.2	4.1	4.3
Memo item: Current balance of the balance of payments as % of GDP	-3.4	-3.9	-3.9	-3.8	-3.8	-3.8

CONTRIBUTIONS TO GDP GROWTH (1)
Net exports	0.3	-1.1	0.1	0.1	0.0	0.0
Stocks	-0.3	-0.4	0.0	0.1	0.0	0.0
Domestic demand net of inventories	-1.0	-3.6	0.4	1.7	2.0	1.9

PRICES
Import deflator	6.9	-3.5	1.3	1.4	1.4	1.5
Export deflator	5.0	0.3	1.7	1.9	1.9	1.9
GDP deflator	2.8	2.0	1.4	1.7	1.8	1.9
Nominal GDP	1.8	-3.2	1.9	3.6	3.8	3.9
Consumption deflator	3.2	0.1	1.4	1.7	1.8	1.9

Inflation (planned)	1.7	0.7	1.5	1.5	1.5	1.5

HICP index net of imported energy products (2)	3.2	1.5	1.8	2.2	1.9	nd

VALUE ADDED AND LABOUR MARKET
Value added (whole economy)	-0.9	-5.0	0.5	2.1	2.0	2.0
Labour cost	3.3	1.7	1.6	2.0	2.1	2.1
Productivity (measured as % of GDP)	-0.9	-2.6	0.7	0.9	1.0	1.0
ULC (measured as % of GDP)	4.2	4.4	0.9	1.0	1.1	1.1
Employment (FTE)	-0.1	-2.7	-0.2	1.0	1.0	1.0
Dependent employment (FTE)	0.5	-2.2	0.2	1.5	1.0	1.1
Unemployment rate	6.7	8.8	8.9	8.5	8.1	7.7
Employment rate (15-64 age group)	58.7	57.3	57.2	57.8	58.5	59.3

Memo item: Nominal GDP (absolute value in MI)	1.572.243	1.521.262	1.549.570	1.606.113	1.666.930	1.731.275

(1)	Any inaccuracies are due to rounding off.

(2)	Source: ISAE.

Note: Macroeconomic projections have been made on the basis of data available as of June 26, 2009. Assumptions on the oil price and the US dollar / Euro exchange rate are based on the average exchange rate over the 10 trading days from June 9, to June 22, 2009. GDP and components in volume (chained prices, base year 2000), not working day adjusted data.
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2010-2013 Economic and Financial Planning Document
III. PUBLIC FINANCE
III.1 THE RESPONSE TO THE CRISIS: THE FISCAL STIMULUS PACKAGE
     As the financial crisis worsened, the Government took action in concert with the other nations of the European Union in order to deal with the recession; such action includes both measures to support the financial services sector and fiscal-stimulus measures.
     The governments of the world’s developed nations also enacted measures to support the financial services sector so as to promote the availability of credit to households and businesses and to prevent systemic risks. Such measures have consisted of direct financing either with state guarantees or with intervention on the part of central banks. When measured as a percentage of 2008 GDP, the provisions for direct public support have been higher in the Anglo Saxon countries. In Italy, the massive intervention to support the financial system seen in many other countries has not been needed.
TABLE III.1: STATE AID TO THE FINANCIAL SYSTEM (% of 2008 GDP)

							Liquidity
			Central Bank				and Other
		Treasury’s	Intervention				Central	Total
	Capital	Purchase of	with Support	Total Public			Bank	Potential
	Subscriptions	Assets and	of Treasury	Commitment		Guarantees	Measures	Intervention
	(A)	Loans (B)	(C)	(1) (A+B+C)		(D)	(E)	(A+B+C+D+E)

Belgium	4.8	0.0	0.0	4.8		26.4	0.0	31.1
France	1.4	1.3	0.0	1.6	(2)	16.4	0.0	19.2
Germany	3.8	0.4	0.0	3.7		18.0	0.0	22.2
Italy	0.8	0.0	0.0	0.8	(3)	0.0	2.5 (3)	3.3 (3)
Netherlands	3.4	2.8	0.0	6.2		33.9	0.0	40.1
United Kingdom	3.9	13.8	12.8	18.9	(4)	51.1	0.0	81.6
Spain	0.0	4.6	0.0	4.6		18.3	0.0	22.8
United States	4.6	2.3	0.7	7.5	(5)	31.4	41.9	81.0

Source: IMF, Staff Position Note, ‘Fiscal Implications of the Global Economic and Financial Crisis’, June 9, 2009.

Note: Data as of 19 May 2009.

(1)	Includes items A, B and C that require direct government expenditure.

(2)	The support to strategic sectors (including the automobile sector) is reported in B, including €20 billion to be financed by public banks (Caisse de Dépôts et Consignations) that do not require Treasury financing.

(3)	For Italy, the amount in column E corresponds to temporary swaps of government securities held by the Bank of Italy with assets held by Italian banks. Such transactions are not related to the monetary policy that is the responsibility of the ECB.

(4)	The cost of the nationalisation of Northern Rock and Bradford & Bingley is reported in B, with direct financing of the Government for £32 billion. The purchase of the assets will initially be financed through the central bank’s budget, without any direct financing from the State.

(5)	The State’s direct financing comes to $1,074 billion (7.5 per cent of GDP), consisting of the Troubled Asset Relief Program (TARP, $700 billion), support to businesses in which the State holds investments (Government Sponsored Enterprise, GSE) for $200 billion, the GSE’s purchase of Mortgage-Backed Securities (MBS) for $124 billion, and the support of the Treasury for the Commercial Paper Funding Facility ($50 billion). The guarantees for the GSEs in the residential housing sector are excluded.
     From the standpoint of fiscal policy, the use of budget policy as an anti-cyclical mechanism has had to take into account the continuing substantial burden of the public debt and the need to avoid negative effects of a potential increase in the interest rates applied to the debt. The Government has thus adopted a strategy that is consistent with (i) the need for maximising the effectiveness of the measures (given budget constraints that are more stringent than in other countries) and (ii) the willingness to respectfully the principles agreed at a European level.
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2010-2013 Economic and Financial Planning Document
     In line with such needs, the measures have been devised so as to ensure a fiscal impact which is as neutral as possible, with the financing coming from the measures themselves, and namely, via an overall restructuring of the funds available with a view toward containing the crisis. In accordance with the principles agreed with the countries of the European Union, the measures have been timely, focused and temporary, and have been judged as such by the international financial community.
     Activated with numerous instruments and developed in subsequent and coordinated phases, the crisis-containment plan is based on:
•	initiatives to safeguard the credit and savings system and to avoid liquidity problems for household and businesses[1];

•	measures for the real economy that were adopted immediately after the European Economic Recovery Plan, sector-specific measures and measures to stimulate consumption during the 2009-2011 three-year period[2];

•	provisions for enhancing income support, via the integration and modification of social safety nets, with national, regional and EU funds being concentrated for this purpose[3];

•	acceleration of public investments through the speeding up of administrative and procedural work, and the use of project-financing tools[4].
     In financial terms, excluding the initiatives in favour of the banking sector, the crisis-containment plan sets aside gross resources of roughly €27.3 billion for the 2008-

[1]	Decree Law No. 155/2008 and Decree Law No. 157/2008, subsequently combined upon conversion into Law No. 190/2008. The link between the recapitalisation of the banks on the part of the State and credit to businesses is moreover made explicit in each of the protocols agreement that the banks requesting Treasury intervention are required to sign. In particular, the first banks’ commitment is that of disbursing credit to businesses in an amount equal to that recorded for the preceding three-year period.

[2]	Decree Law No. 185/2008 (converted into Law No. 2/2009) and Decree Law No. 5/2009 (converted into Law No. 33/2009). The first group of measures (for roughly €15 billion) is earmarked for providing support to social groups having the greatest exposure to the crisis, reviving consumption and supporting the productive system through tax relief and financing mechanisms. The second group (for another roughly €1.8 billion) is aimed at tackling the crisis in the hardest hit industrial sectors, with the use of measures to prop up demand and to steer consumer choices toward products with a low environmental impact, in line with the Kyoto objectives.

[3]	The State-Regions Accord signed on 13 February 2009 provides for spending of around €8 billion during the 2009-2010 two-year period (inclusive of non-cash contribution) through the use of national resources in the amount of €5.35 billion and regional funds in the amount of €2.65 billion charged against the European Social Fund.

[4]	With a resolution dated 6 March 2009, CIPE (Interdepartmental Committee for Economic Planning) assigned €18 billion of the Fund for Underutilised Areas to three national funds: the Social Fund for Employment and Training (€4 billion to be used for financing the exceptional social safety nets), the Infrastructures Fund (€5 billion, including €1.2 billion for the building of schools and prisons) and Strategic Fund for the Nation in support of the real economy (more than €9 billion managed by the Prime Minister’s office). With the same resolution, CIPE acknowledged the programmed framework (drawn up by the Minister of Infrastructures) for the strategic infrastructures that can be made operational during the 2009-2011 three-year period for a total of €30.3 billion, including €16.6 billion for some of the works provided in the Infrastructures Exhibit to the 2009-2013 DPEF (roughly 50 per cent of which is financed through private-sector contributions) and €13.7 billion in relation to the projects outlined in previous DPEFs and almost all of which is covered. With a resolution dated 26 June 2009, CIPE appropriated roughly €4 billion of Strategic Fund for the Nation in support of the real economy to projects for the repair of damages caused by the earthquake in Abruzzo.
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2010-2013 Economic and Financial Planning Document
2011 four-year period (€2.7 billion in 2008, €11.4 billion in 2009, €7.5 billion in 2010 and €5.8 billion in 2011), with such amount corresponding to 1.8 per cent of GDP.
     The fiscal stimulus package is also supported by the mobilisation of resources earmarked for financing infrastructure investments in an amount of more than €16 billion over a longer-time horizon.
     The crisis-containment measures have four main purposes overall: (i) to support specific industrial sectors and businesses; (ii) to favour the proper functioning of the labour market; (iii) to maintain the purchasing power of households; and (iv) to promote investment activity.
     The table below summarises the financial impact of the measures adopted with the crisis-containment decrees (excluding the decree approved in June5), and the commitments arising from the agreement on social safety nets6. In line with the posture taken by the European Union, several measures outlined in the 2008 National Reform Programme are annexed to the crisis-containment package; although falling within the framework of the reform process currently under way, such measures are of a type which can provide an immediate contribution in terms of support to the economy7.
     Almost one-half of the planned measures concerns businesses — roughly 45 per cent of the resources are implemented in 2009 versus 50 per cent in 2010 and 85 per cent in 2011. Such resources principally finance measures aimed at facilitating access to credit and easing liquidity constraints for businesses (in particular, small and medium-sized enterprises), and direct support for specific productive sectors. The former include the financing of the Guarantee Fund and the easing of the tax burden with regard to the regional tax on productive activity; while the latter includes bonuses for auto purchases.
     It should be noted in particular that Decree Law No. 5/2009 has quintupled the resources of the Guarantee Fund for small and medium-sized enterprise (SMEs). A total of €1.5 billion has been set aside for the fund; pursuant to a framework accord signed by the Italian Banking Association and the Ministry of the Economy and Finance on 25 March 2009, the aforementioned amount will be rounded out by resources to be paid into the fund by banks issuing hybrid capital instruments underwritten by the State (1.5 per cent of the amount of the instruments issued). Also during the month of March, the Minister of the Economy and Finance issued a decree providing that the fund’s initiatives will be backed by the guarantee of the State as the guarantor of last resort, so as to favour the SMEs’ access to credit on the best terms and thus to reduce the financing banks’ credit risk. These changes have already given the fund a leading role in favouring access to credit for both SMEs and cottage-industry firms: in the first four months of the year, the applications made for the fund’s guarantees and the volume of the related financing rose

[5]	Decree Law No. 78/2009 (see Section III.3).

[6]	The Decree Law No. 112/2008, converted into Law No. 133/2008, increased the Fund for Employment by €700 million for 2009. With reference to social safety nets, the table considers the resources identified in the accord, net of the non-cash contribution, in addition to the amount already appropriated with the budget package put together in the summer of 2008. The fund thus includes the sums set aside for extending income protection in the event of an employment lay-off as provided by Decree Law No. 185/2008 and by the agreement, as well as the resources set aside for the implementation of active labour market policies, through the use of regional funds.

[7]	These are measures aimed at sustaining demand, supporting employment, tackling problems of competitiveness, and protecting the most disadvantaged social groups, for a total of roughly €4 billion over the 2008-2013 period.
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2010-2013 Economic and Financial Planning Document
by 43.3 per cent and 62.4 per cent, respectively. Based on the fund’s current risk management policy, the new resources would allow for new financing of more than €20 billion.
TABLE III.2: CRISIS-CONTAINMENT MEASURES BY TYPE

	2008	2009	2010	2011	2008	2009	2010	2011
		in € mn				% of GDP
SUPPORT TO INDUSTRIAL SECTOR AND TO BUSINESSES	1,359	5,087	3,724	4,938	0.09	0.33	0.24	0.31
Facilitating access to credit and easing liquidity constraints for businesses and SMEs (1)	0	3,137	3,582	4,938	0.00	0.21	0.23	0.31
Support to demand for specific productive sectors (2)	0	1,086	0	0	0.00	0.07	0.00	0.00
Direct subsidies for specific productive sectors	1,359	864	143	0	0.09	0.06	0.01	0.00

MEASURES TO IMPROVE FUNCTIONING OF LABOUR MARKET (3)	800	2,462	3,432	505	0.05	0.16	0.22	0.03
Temporary reduction in hours worked, partially covered by public subsidies	150	0	0	0	0.01	0.00	0.00	0.00
Reduction of taxes on income from employment	650	417	299	200	0.04	0.03	0.02	0.01
Strengthening of system of unemployment subsidies, long-term unemployment programmes and social assistance	0	716	1,805	305	0.00	0.05	0.12	0.02
Improvement of job market flexibility (training, assistance in job searching)	0	1,329	1,329	0	0.00	0.09	0.09	0.00

SUPPORT TO INVESTMENTS	500	1,025	200	200	0.03	0.07	0.01	0.01
Infrastructures	0	452	200	200	0.00	0.03	0.01	0.01
Research, development and innovation activity	500	573	0	0	0.03	0.04	0.00	0.00

SUPPORT TO HOUSEHOLDS’ PURCHASING POWER	0	2,780	144	139	0.00	0.18	0.01	0.01
Support to income, general	0	136	88	88	0.00	0.01	0.01	0.01
Support to income, by specific types of workers/earnings	0	2,644	56	51	0.00	0.17	0.00	0.00

TOTAL EFFECT OF THE MEASURES	2,659	11,354	7,501	5,782	0.17	0.75	0.49	0.36

Note:	The effects are indicated in gross terms.

(1)	The following measures are included: (i) a corporate income tax deduction in an amount equal to 10 per cent of the regional tax on productivity; (ii) the shifting of the obligation to pay value-added tax upon collection; (iii) the reduction in corporate income taxes starting in 2010, as a result of the voluntary revaluation of carrying amounts reported in the financial statements of businesses; (iv) the disbursement of resources in order to streamline public rail transport services and to increase their efficiency; (v) the granting of 15-year subsidies (starting from 2009 and 2010, respectively) for the continuation of the projects covering the planning and execution of strategic works of pre-eminent national interest; and (vi) the refinancing of the Guarantee Fund for facilitating SMEs’ access to credit, with a portion thereof set aside for projects sponsored by the Credit Guarantee Consortiums (Confidi); the acceleration of both VAT reimbursements that are more than 10 years old and the settlement of payables to suppliers providing goods and services to the public sector (partly due to insurance company guarantees and the guarantees of the export credit guarantee entity, SACE, which facilitate the collection of receivables).

(2)	The amount includes the extension to 2009 of various incentives for the purchase of ecological autos, light commercial vehicles and motorcycles as well as an increase in the bonus for scrapping automobiles, trucks, campers and light commercial vehicles.

(3)	The initiatives to support the labour market include €8 million (inclusive of non-cash contribution) contemplated by the State-Regions Accord for the 2009-2010 two-year period. The normal resources from the social security administration (INPS) GIAS for the wage supplementation benefit and mobility also need to be considered.
     A total of roughly 22 per cent of the resources set aside in 2009 (46 per cent in 2010 and 9 per cent in 2011) is assigned to initiatives for the labour market. Such initiatives include the financing of social safety nets in various tranches, through the integration of the Fund for Employment, and greater financial support to the active labour market policies provided by the State-Regions Accord.
     The structural measures for sustaining public investment come mostly from the 2008 National Reform Programme, particularly in the case of infrastructure and R&D which absorb about 9 per cent of the resources in 2009 (3 per cent in 2010 and 3.5 per cent in 2011).
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     Finally, the measures designed for supporting the purchasing power of households in the near term are concentrated in 2009 with an amount equal to 25 per cent which reflects the payment of an extraordinary bonus to the lowest income families during the year.
     Taken altogether, the measures adopted for stimulating the economy have favoured spending increases in the near term.
     A simulation exercise was undertaken for the purpose of evaluating the effects of the measures on the real economy. The exercise first places the measures into standard groupings, each of which is associated with a specific type of policy. Then, the gross amount of the measures, as represented by the resources set aside for each of the years from 2008 to 2011, was reconstructed by policy type and the impact on the key macroeconomic aggregates (GDP, consumption and employment)8 and was computed.

[8]	The simulation was done with the Treasury’s econometric model (ITEM).
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
TABLE III.3: MACROECONOMIC IMPACT OF THE CRISIS-CONTAINMENT MEASURES (% changes versus baseline scenario)

	GDP (1)			Private Consumption (1)
	2009	2010	2011	2009	2010	2011

LOWER REVENUES
Tax reductions for businesses	0.01	0.03	0.04	0.03	0.05	0.06
Tax reductions for households and other, lower revenues	0.03	0.04	0.02	0.06	0.06	0.05

INCREMENTAL EXPENDITURE
Incremental transfers to businesses	0.32	0.15	0.12	0.99	0.07	0.08
Incremental transfers to households (unemployment compensation)	0.06	0.11	0.07	0.18	0.22	0.17
Incremental expenditure for final consumption (active labour market policies)	0.08	0.07	0.03	0.01	0.02	0.04
Incremental expenditure for gross fixed investment	0.06	0.04	0.00	0.01	0.02	0.02

TOTAL	0.56	0.44	0.28	1.28	0.44	0.42

1)	The percentage change is calculated with respect to the baseline scenario. Figures may not add up due to rounding

Note:	The simulation does not incorporate the effects of Decree Law No. 78/2009.
     The greatest impact would be seen in 2009: after a negligible effect in 2008, the aggregate of the measures translates into an increase of GDP equal to more than 0.5 percent in 2009 compared with the baseline simulation that assumes the absence of the measures. The impact looks more significant in terms of private consumption, which is roughly 1.3 percentage points higher, partly due to the incentives for auto purchases and the measures to support households. For the two-year period thereafter (2010-2011), GDP is respectively 0.4 and 0.3 per cent higher than the baseline scenario, while private consumption rises by about 0.4 per cent.
     The impact on employment is also favourable, with a more pronounced increase for 2010-2011, when the indicator grows by more than 0.3 percentage points versus the baseline scenario.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     The aggregate of the measures should not be considered only with respect to the amount of resources injected into the economy, but also with regard to the possible effect on the economy of the combination of procedural regulations, the extension of public guarantees and the reallocation of public expenditure. Indeed, there are measures to be considered that do not have an expansionary effect on the economy through a standard increase of the fiscal deficit (especially challenging in a country with a high public debt), but rather thanks to the positive externalities and greater efficiency of the system that such measures can generate. Worth noting in this regard are the regulations aimed at reinstating confidence in the interbank market, the State’s guarantee of bank deposits, the possible intervention of the export credit guarantee entity, SACE, and of insurance companies in order to favour the collection of receivables due from the public administration, the certification of such receivables, and the Cassa Depositi e Prestiti’s transactions for increasing the liquidity of banks in favour of loans to SMEs. Such measures are not really quantified in terms of financial resources but are significant for boosting confidence among economic agents, reducing uncertainty, and increasing the efficiency of the economy.
III.2 PUBLIC FINANCE: 2010-2013 SCENARIO AT UNCHANGED LEGISLATION
     The public finance forecast has been revised various times during the current year as the international crisis has worsened. Against a backdrop in which economic growth in 2009 had been forecast at 0.9 per cent, last year’s Economic and Financial Planning Document (DPEF) had indicated a net borrowing target equal to 2.0 per cent of GDP. In addition, a three-year budget package was defined at the time of the preparation of the DPEF, thus making it possible for the first time to plan an early stabilisation of public accounts.
     A first, limited revision was made immediately after the summer with the Forecast and Planning Report (RPP) and the Update Note to the DPEF, which had changed the 2009 net borrowing estimate to 2.1 per cent of GDP.
     The worsening of the financial crisis that began in September prompted the euro area countries to intervene with expansionary budget policies. In December, the European Council approved the European Economic Recovery Plan which called for measures in an amount equal to roughly 1.5 per cent of the EU’s GDP, with approximately one-fifth coming from the European Union’s budget.
     In February 2009, with the Update of the Stability Programme and the presentation of the Disclosure Note for 2009-2011, the forecast of the change in GDP was revised downward, going from positive growth to a contraction of 2.0 per cent, and net borrowing was reset at 3.7 per cent of GDP. The new estimate incorporated the effects of the economic-support measures adopted in November9 which caused a change in the components of the general government account, without affecting the balance.

[9]	Decree Law No. 185/2008, see note 2, Section III.1.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     Taking into account the further deterioration of the prospects for the economy in 2009 and the negative carry-over effect from 2008 final figures that were worse than expected, the Combined Report on the Economy and Public Finance (RUEF) published in April 2009 revised the estimate of the change in GDP to a contraction of 4.2 per cent and adjusted the forecast of net borrowing to 4.6 per cent of GDP. The new level of borrowing took into account the additional effects of changes in the general government account resulting from the adoption of sector-specific measures and initiatives to stimulate consumption, with a neutral impact on the deficit10.
     The increase in net borrowing stems primarily from the downward revision of the forecasts of both current revenues (due to less tax revenue as a result of the strong deterioration of the economic cycle) and social-welfare contributions. The estimates of expenditure remained substantially in line with the previous forecasts, given the net effect of higher capital expenditure and higher current expenditure offset by lower outlays for interest.
     This document updates the forecast of the general government account for 2009-2013 in light of the indications given by the new macroeconomic forecast (which puts the contraction of GDP at 5.2 per cent), and the latest information on the trends of revenue and expenditure.
     The data for the first five months of the year indicate that the pace of decline in the State budget’s tax revenues has tended to slow. The year-on-year decrease for the January-May was 3.4 per cent, an improvement compared the year-to-date year-on-year decreases of 3.8 per cent, 4.6 per cent and 6.6 per cent reported in April, March, and February, respectively.

[10]	Decree Law No. 5/2009, see note 2, Section III.1.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
TABLE III.4: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION PRIOR TO DECREE LAW No. 78/2009 (in € mn)

	2008	2009	2010	2011	2012	2013

EXPENDITURE
Employee compensation	171,160	175,041	175,368	176,409	178,287	180,157
Intermediate consumption	128,442	132,572	133,292	135,167	138,958	143,172
Welfare benefits	278,008	291,280	298,030	306,670	316,430	328,700
incl.: Pensions	223,396	232,730	239,890	247,990	256,400	266,070
Other welfare benefits	54,612	58,550	58,140	58,680	60,030	62,630
Other current expenditure net of interest	57,395	61,385	59,625	59,885	59,844	60,538
Total current expenditure net of interest	635,005	660,279	666,315	678,130	693,519	712,567
(% of GDP)	40.4	43.4	43.0	42.2	41.6	41.2

Interest expenditure	80,891	75,724	79,548	88,780	97,887	103,992
(% of GDP)	5.1	5.0	5.1	5.5	5.9	6.0
Total current expenditure	715,896	736,003	745,863	766,910	791,406	816,559
incl.: Healthcare expenditure	108,747	112,929	114,719	118,364	122,769	127,677

Total capital expenditure	59,027	67,946	59,833	56,502	57,112	57,606
incl.: Gross fixed capital formation	34,973	39,176	34,737	32,308	33,252	33,695
Capital account contributions	23,077	27,107	23,459	22,765	22,636	22,783
Other transfers	977	1,663	1,637	1,429	1,224	1,128

Total final expenditure net of interest	694,032	728,225	726,147	734,633	750,631	770,173
Total final expenditure	774,923	803,949	805,695	823,413	848,518	874,165

REVENUES
Total tax revenues	457,424	445,253	447,975	463,447	481,612	501,902
incl.: Direct taxes	241,427	237,492	237,380	247,219	259,489	272,938
Indirect taxes	215,519	207,283	210,117	215,750	221,645	228,486
Capital account taxes	478	478	478	478	478	478
Social contributions	214,718	214,359	217,603	224,570	231,456	238,658
incl.: Actual contributions	210,867	210,449	213,634	220,537	227,356	234,487
Imputed contributions	3,851	3,910	3,969	4,033	4,100	4,171
Other current revenues	56,719	56,808	57,879	58,623	60,407	61,418
Total current revenues	728,383	715,942	722,979	746,162	772,997	801,500

Capital account non-tax revenues	3,083	6,216	5,280	5,920	5,957	6,000

Total final revenues	731,944	722,636	728,737	752,560	779,432	807,978
Memo item: Tax burden	42.8	43.4	43.0	42.8	42.8	42.8

BALANCES
Primary balance	37,912	-5,590	2,589	17,927	28,801	37,805
(% of GDP)	2.4	-0.4	0.2	1.1	1.7	2.2
Current account balance	12,487	-20,061	-22,884	-20,749	-18,409	-15,059
(% of GDP)	0.8	-1.3	-1.5	-1.3	-1.1	-0.9
Net borrowing	-42,979	-81,313	-76,959	-70,853	-69,086	-66,187
(% of GDP)	-2.7	-5.3	-5.0	-4.4	-4.1	-3.8

Nominal
GDP	1,572,243	1,521,262	1,549,570	1,606,113	1,666,930	1,731,275

Note: The account includes the effects of the 2009 budget balancing provision.
     As a result of updating the trends of the public-finance aggregates based on unchanged legislation (inclusive of the effects of the budget balancing), the deficit-to-GDP ratio for 2009 stands at 5.3 per cent, rising by 0.7 percentage points in comparison with the ratio projected by the RUEF. This deterioration is partially due to the Government’s commitment to speed up the settlement of the public administration payables, with such move to be offset by an improvement in the years ahead.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     The 2009 budget balancing provision causes an increased in the net balance to be financed (net of payables settlements) of about €37 billion, with most of the change attributable to the adjustment of the original revenue forecast11. Such change, most of which was already incorporated into the updating of the estimates for the preparation of the 2009 RUEF, causes the ratio of the general government’s net borrowing to GDP to climb by about 0.3 percentage points, including for the effect of the cash supplements introduced by the balancing provision.
     The trend of the macroeconomic framework over the 2010-2013 period implies net borrowing based on unchanged legislation that falls to 3.8 per cent of GDP in 2013. During this period, the borrowing profile is conditioned by the growing weight of interest expenditure, which rises from 5.1 per cent of GDP to 6.0 per cent.
     The new public finance framework is based on the assumptions that are normally used for projecting public finance data12.

[11]	The balancing provision incorporates: (i) the adjustment of the original revenue forecast (roughly €32 billion); (ii) the proposals of the ministries for the portion subject to approval; (iii) the supplementation of funds for obligatory and unforeseen expenditures; (iv) the supplementation of funds for the reassignment of residual lapsed liabilities (roughly €5 billion, mostly earmarked for accelerating settlement of receivables claimed by businesses with respect to the central government); and (v) fewer charges for interest (roughly €3.5 billion). In view of the needs for increased spending, the cash authorisations have been supplemented by roughly €18 billion so as to allow for the settlement of a significant portion of the residual liabilities, which also refer to receivables claimed with respect to the public administration.

[12]	Such assumptions contemplate:

(a)	For taxes, the revenues have been estimated on the basis of an average annual increase of 3.0 per cent and according to average elasticity during the period equal to 0.9 per cent with respect to GDP.

(b)	For social contributions, the estimates put average growth for the period at 2.7 per cent, with average elasticity during the period equal to 0.8 per cent with respect to GDP.

(c)	The compensation of public employees is computed by incorporating the effects of the contracts renewed for full-time personnel for the 2008-2009 two-year period, the payment of arrears for roughly €0.7 billion, and the concession of the single contractual compensation starting in 2010. The number of full-time employees for the entire public administration is projected to be slightly and steadily falling over the forecast period.

(d)	The expenditure for intermediate consumption, inclusive of healthcare, is estimated to grow at a rate below the nominal GDP growth rate for 2010; thereafter, its average implicit elasticity is projected to stand at around 0.7 per cent of nominal GDP.

(e)	The healthcare expenditure for the 2010-2013 period was computed on the basis of an average annual growth rate of 3.1 per cent for the period which takes into account the forecast criteria concerning the expenditure for personnel (which is expected to rise by an average of 2.4 per cent per year), the expenditure for the purchase of goods and services (5.3 per cent per year) and the expenditure for services provided by private producers (3.6 per cent per year). The forecast takes into account the effects of the cost-containment measures approved with the previous Budget Laws as well as the effects of the measures contained in the deficit-reduction plans.

(f)	The total expenditure for cash welfare benefits is forecast to rise by an average of 3.1 per cent per year for the 2010-2013 period. More specifically, pension expenditure is projected to rise by an average of 3.4 per cent, in relation to the number of new pensions to be paid, the estimated rates of termination and the rules in effect for the revaluing of pensions on the basis of inflation. The aggregate will be affected by the increased requisites for eligibility for early retirement as provided by Law No. 243/2004, which was amended by Law No. 247/2007.

(g)	The expenditure for interest was computed by considering the forward rates reflected by the current structure of market interest rates by maturity.

(h)	The capital expenditure was estimated in relation to the new spending authorisations determined by previous Budget Laws, their status of implementation and the magnitude of the residual amounts.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     The deterioration of the 2009 balance compared with the RUEF reflects a revenue reduction of roughly €4.6 billion, resulting from a decrease in indirect taxes of roughly €1.8 billion, a decline in direct taxes of €0.9 billion, and social contributions that are lower than the previous estimate by €2.2 billion. Expenditures are higher than the preceding estimate, mostly due to the effect of higher capital spending, whereas the growth of current expenditure is contained as a result of savings on interest.
     The new estimates also incorporate the effects of the urgent measures adopted by the Government following the earthquake that hit the Abruzzo territory13. Such effects are neutral in terms of the budget balance for each year of the 2009-2011 three-year period.
     Compared with the results achieved in 2008, the new estimates for 2009 show a 2.7 per cent reduction of tax revenue, while contributions are expected to decrease by a more limited 0.2 per cent. Turning to expenditure, it is estimated that current expenditure net of interest will rise by 4.0 per cent, whereas a much more robust 15 per cent increase is forecast for capital expenditure.
     Inclusive of the accounting impact of the measures that have an effect for only one year, the primary balance is forecast to amount to a deficit equalling 0.4 per cent of GDP, after the surplus of the 2.4 per cent posted in 2008.
     For 2010, the updating of the estimates entails a revision of net borrowing equal to around 0.4 percentage points of GDP. The new level (5.0 per cent of GDP compared with the 4.6 per cent estimated in the RUEF) reflects lower tax revenues and in particular, a reduction of direct taxes consistent with the decline in the expected rate of economic growth which, because of the typical timing of taxation, tends to show up with a delay in terms of tax revenue. Expenditures are slightly above the estimates reported in the RUEF; this is the result of the more contained growth of current expenditure (all of which is due to a reduction of roughly €0.9 billion in interest expenditure) that is totally offset by the growth of capital spending (around €1.5 billion) which also incorporates the effects of the decree to assist the areas hit by the earthquake in Abruzzo.
III.3 PUBLIC FINANCE: DECREE LAW No.78/2009 AND 2010-2013 POLICY FRAMEWORK
     With a view toward facilitating more rapid emergence from the recession, the Government intervened further, approving a decree14 at the end of June that manages to address two needs: the need for supplying a first update to the three-year budget package approved in 2008 and the need for stimulating the economy anew, while maintaining control of the public accounts.
     Developed consistent with the prudent fiscal strategy adopted by the Government, the decree spells out measures amounting to around €11.5 billion for 2009-2012, using a portion of incremental revenues and the offsetting of expenses linked to the decree, without entailing any additional burden on the public finance balances.

[13]	Decree Law No. 39/2009 converted into Law No.77/2009.

[14]	Decree Law No. 78/2009 containing “Crisis-containment provisions, as well as the extension of the terms and Italian participation in international missions”.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
     More specifically, the decree taps resources on the revenue side through further strengthening of the fight against tax avoidance and evasion, with measures to combat the phenomenon of tax havens and international fiscal arbitrage through controlled foreign companies (CFCs). The new regulations provide for implementation of the accords finalised among the OECD members with regard to the exposure of economic and financial activities in countries having privileged tax systems, the main purpose of which is to improve both the current level of fiscal transparency and the information disclosure, by increasing administrative cooperation between states. The decree also defines measures for enhancing tax collection activity, including through a reorganisation of the system of tax offsets granted to businesses. Finally, the release of gaming concessions is subject to more rigorous regulation, with those operators able to guarantee a certain level of income being granted a preference during the selection process.
     The reduction in expenditure comes mostly from efforts to thwart fraudulent claims of disability, with more effective control at the point when the disability is ascertained, and measures in the healthcare sector through the recomputation as of 2010 of the ceiling on pharmaceutical expenditure. Greater rigour is also planned with regard to the deficit-reduction plans of the five regions that have major deficits in their healthcare budgets.
     The use of the resources occurs through a number of measures, whose financial impact is concentrated in the 2010-2012 three-year period, with some effects seen already in 2009.
     A significant packet of measures is aimed at sustaining employment and the relaunch of business investment. The specific measures provide for greater flexibility in the use of social safety nets via the possibility of the early return of workers on long-term unemployment programmes (cassa integrazione) for the purposes of training, with the recognition of an employment bonus to companies that is equivalent to the compensation accruing to the worker (80 per cent of the wage financed by the long-term unemployment programme and 20 per cent paid by the company); the early lump-sum disbursement of the bonus also for self-employment purposes; the extension to 24 months of the period of the long-term unemployment programme (cassa integrazione) in the event of a business’s termination of activity; and the experimental increase for 2009 and 2010 of wage supplements for solidarity contracts.
     The decree’s provisions in support of businesses include: the exclusion from taxation on business income of 50 per cent of the value of investment in equipment and machinery made between the effective date of the decree and 30 June 2010; more rapid depreciation of capital goods and new procedures for the writedown of non-performing loans and receivables for tax purposes; and the public administration’s more timely payment of amounts due to purveyors and suppliers and amounts due on contracts, in order to work off the amounts in arrears and to reduce those for the future. New legislation to reduce energy costs, and the cost of gas in particular, will also provide benefits to businesses as well as to households. The cost reduction is to be obtained through a mechanism that requires to large gas producers to put a quota of their production on the market for the 2009-2010 thermal year at more favourable conditions established by the Energy Authority. Businesses will accrue additional advantages from the rules governing funds flows through banks, via the containment of the commissions
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2010-2013 Economic and Financial Planning Document
costs and reduced times for funds availability for bank transfers, cashier cheques and bank cheques.
     The measures in favour of consumers mainly regard the amount paid on the Alitalia bonds, which increases to 70.97 per cent of the nominal value, as well as the equity securities for which there is a possibility of substitution with newly issued government securities, for a countervalue equal to the average price during the final month of trading, reduced by 50 per cent. In order to meet the housing emergency, evictions have been suspended for another six months, until 31 December 2009.
     The Government has also ensured the resources for 2009 that are needed for the continuation of the initiatives for cooperation in the development and support of the peace and stabilisation processes under way, as well as for the participation of the nation’s armed forces and police in ongoing international missions.
     Additional resources freed up by the decree will be used for increasing the Fund for Structural Economic-Policy Initiatives (as part of capital expenditure), the financing of reconstruction works in Abruzzo, and the granting of subsidies to entities outside of the public administration for the purpose of investments.
     Alongside such initiatives, the decree incorporates other provisions that make an effective contribution to reviving the economy, even though they do not have an immediate financial impact. For example, the new benchmarking done by the Cassa Depositi e Prestiti in concert with the export credit guarantee entity, SACE, will produce a benefit in the form of lower medium-term financing costs for exporter firms with regard to the transactions guaranteed by SACE.
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
TABLE III.5: EFFECTS OF DECREE LAW No. 78/2009

	2009	2010	2011	2012	2009	2010	2011	2012
		in € mn				% of GDP
RESOURCES TAPPED	1,239	3,789	3,416	3,003	0.08	0.25	0.22	0.18
Incremental revenues	1,084	2,690	2,527	2,093	0.07	0.17	0.16	0.13
Increase in tax credit offsetting	200	1,000	1,000	1,000
Tax havens and efforts to prevent international tax arbitrage		1,021	996	819
Obligation of withholding on sums seized from third parties	174	262	224	224
Recovery of taxes and contributions suspended for Abruzzo earthquake		257	257
Granting of gaming licenses	500	100
Substitution of manual signature on liquidation, assessment and collection documents	50	50	50	50
Tax recovery (induced effects) for equipment purchases with tax deductions	160

Lower expenditure	154	1,099	889	909	0.01	0.07	0.06	0.06
Lower current expenditure	69	869	889	909	0.00	0.06	0.06	0.06
Efforts to reduce fraudulent disability claims		10	30	50
Reduction of the territorial ceiling on pharmaceutical spending		800	800	800
Recomputation of state financing of the National Health Service	50	50	50	50
Other	19	9	9	9
Lower capital expenditure	85	230
Reduction of Social Fund for Employment and Training	85	230

USE OF RESOURCES	1,239	3,789	3,416	3,003	0.08	0.25	0.22	0.18
Lower revenues	513	1,872	2,469	336	0.03	0.12	0.16	0.02
Tax breaks on investments in machinery		1,833	2,390	224	0.00
Writedowns of non-performing loans		39	79	112
Suspension of taxes and contributions for Abruzzo earthquake zone	513				0.03

Incremental expenditure	726	1,917	947	2,667	0.05	0.12	0.06	0.16
Incremental current expenditure	586	884	863	2,767	0.04	0.06	0.05	0.17
Institution of the fund for initiatives related to the healthcare sector		800	800	800
Institution of a fund for Bambino Gesù Pediatric Hospital	50	50	50	50	0.00
Extension of peace missions	510	0	0	0	0.03
Safe roads	14	21	0	0	0.00
Supplements to Fund for Structural Economic Policy Initiatives	2	3	4	1,907	0.00
Adjustment of sick pay for defence, security and firefighting personnel	9	9	9	9	0.00

Incremental capital expenditure	140	1,033	84	-100	0.01	0.07	0.01	-0.01
Flexibility in use of social safety nets with training and work	20	150			0.00
Use of resources earmarked for termination of biennial activities	25				0.00
Use of resources earmarked for solidarity contracts	40	80			0.00
Alitalia securities settlements		230		-100
Investments in banks and international funds		284
Financial effects compensation fund	55	289	84		0.00

DECREE’S EFFECTS ON PRIMARY BALANCE	0	0	0	0	0.00	0.00	0.00	0.00
     The general government account at unchanged legislation and supplemented by the effects of the Decree Law No. 78/2009 is represented in the table below. The new framework shows a change in the mix of the components of the account that has no effect on the net borrowing for the years from 2009 to 2012, whereas in 2013, it leads to a
Ministero dell’Economia e delle Finanze

2010-2013 Economic and Financial Planning Document
marginal reduction of the deficit due to the effect of incremental tax revenues and slightly smaller outlays for welfare benefits.
TABLE III.6:GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION AFTER
DECREE LAW No.78/2009 (in € mn)

	2008	2009	2010	2011	2012	2013

EXPENDITURE
Employee compensation	171,160	175,041	175,368	176,409	178,287	180,157
Intermediate consumption	128,442	133,096	133,313	135,167	138,958	143,172
Welfare benefits	278,008	291,280	298,020	306,640	316,380	328,650
incl.: Pensions	223,396	232,730	239,890	247,990	256,400	266,070
Other welfare benefits	54,612	58,550	58,130	58,650	59,980	62,580
Other current expenditure net of interest	57,395	61,375	59,625	59,885	59,844	60,538
Total current expenditure net of interest	635,005	660,793	666,326	678,100	693,469	712,517
(% of GDP)	40.4	43.4	43.0	42.2	41.6	41.2

Interest expenditure	80,891	75,724	79,493	88,685	97,656	103,544
(% of GDP)	5.1	5.0	5.1	5.5	5.9	6.0
Total current expenditure	715,896	736,517	745,819	766,785	791,125	816,061
incl.: Healthcare expenditure	108,747	112,929	114,719	118,364	122,769	127,677

Total capital expenditure	59,027	68,003	60,639	56,590	58,919	57,606
incl.: Gross fixed capital formation	34,973	39,179	34,741	32,312	35,159	33,695
Capital account contributions	23,077	27,162	24,032	22,849	22,636	22,783
Other transfers	977	1,663	1,867	1,429	1,124	1,128

Total final expenditure net of interest	694,032	728,796	726,965	734,691	752,388	770,123
Total final expenditure	774,923	804,520	806,458	823,376	850,044	873,667

REVENUES
Total tax revenues	457,424	445,564	448,572	463,385	483,369	503,659
incl.: Direct taxes	241,427	237,715	236,883	246,063	260,221	273,670
Indirect taxes	215,519	207,372	211,210	216,843	222,670	229,511
Capital account taxes	478	478	478	478	478	478
Social contributions	214,718	214,119	217,723	224,690	231,456	238,658
incl.: Actual contributions	210,867	210,209	213,754	220,657	227,356	234,487
Imputed contributions	3,851	3,910	3,969	4,033	4,100	4,171
Other current revenues	56,719	57,308	57,979	58,623	60,407	61,418
Total current revenues	728,383	716,513	723,795	746,219	774,754	803,257

Capital account non-tax revenues	3,083	6,216	5,280	5,920	5,957	6,000

Total final revenues	731,944	723,207	729,553	752,617	781,189	809,735
Memo item: Tax burden	42.8	43.4	43.0	42.8	42.9	42.9

BALANCES
Primary balance	37,912	-5,590	2,589	17,927	28,801	39,612
(% of GDP)	2.4	-0.4	0.2	1.1	1.7	2.3
Current account balance	12,487	-20,004	-22,023	-20,566	-16,371	-12,804
(% of GDP)	0.8	-1.3	-1.4	-1.3	-1.0	-0.7
Net borrowing	-42,979	-81,313	-76,904	-70,758	-68,855	-63,932
(% of GDP)	-2.7	-5.3	-5.0	-4.4	-4.1	-3.7

Nominal GDP	1,572,243	1,521,262	1,549,570	1,606,113	1,666,930	1,731,275

Note: The account includes the effects of the 2009 budget balancing provision.
     With a view toward ensuring the continuity and consistency of the commitments undertaken with respect to the EU, the Government will make every effort to maintain control over the public deficit by implementing a rigorous programme to contain public expenditure, with particular attention to current expenditure net of interest. The pursuit of fiscal consolidation will be intensified alongside improvement in the economic cycle. From this perspective, the Government has assessed the possibility of adopting a rigorous, but gradual, approach with the use of measures to correct account trends based
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on unchanged legislation as from 2011, in line with an expected improvement of socioeconomic conditions in Italy.
     The level of borrowing is thus confirmed for 2010, whereas the objectives for the years thereafter (2011-2013) are being defined based on a downward trend in which the deficit-to-GDP ratio is projected to be cut in half, going from 5.0 per cent of 2010 to 2.4 per cent in 2013. The primary surplus gradually increases going from 0.2 per cent of GDP in 2010 to 3.5 per cent of 2013.
     Considering the trend of the accounts based on unchanged legislation, the new financial objectives point to a limited package of corrective measures with respect to the primary balance, namely, measures amounting in total to around 1.2 per cent of GDP for the 2011-2013 three-year period.
TABLE III.7: PUBLIC FINANCE TARGETS (% of GDP)

	2008	2009	2010	2011	2012	2013

Net borrowing with Decree Law — unchanged legislation	-2.7	-5.3	-5.0	-4.4	-4.1	-3.7
Interest — unchanged legislation	5.1	5.0	5.1	5.5	5.9	6.0
Primary surplus with Decree Law — unchanged legislation	2.4	-0.4	0.2	1.1	1.7	2.3
Cumulative budget effect on primary balance			0.0	0.4	1.2	1.2
Net borrowing — policy scenario	-2.7	-5.3	-5.0	-4.0	-2.9	-2.4
Interest — policy scenario			5.1	5.5	5.8	5.9
Primary surplus — policy scenario			0.2	1.5	2.9	3.5
Public debt with Decree Law — unchanged legislation	105.7	115.3	118.2	118.6	118.5	117.7
Public debt — policy scenario			118.2	118.0	116.5	114.1
State sector borrowing requirement — unchanged legislation	-3.5	-5.9	-4.6	-4.1	-3.7	-3.1
State sector borrowing requirement — policy scenario			-4.6	-3.6	-2.2	-1.5
Public sector borrowing requirement — unchanged legislation	-3.3	-6.1	-4.9	-4.3	-4.0	-3.3
Public sector borrowing requirement — policy scenario			-4.9	-3.8	-2.5	-1.7

     The corrective measures will need to emphasise those measures that do not entail an increase in the tax burden for those economic sectors that are operating in full respect of fiscal regulations and do not reduce the level of services to the public, but, on the contrary, focus on optimising the use of resources.
     More specifically, the correction will entail the reinforcement of the current measures to reduce and prevent tax avoidance and evasion based on the conviction that these measures not only guarantee greater equity in the distribution of the tax burden and the funding of social welfare programmes, but that they also can contribute to eliminating forms of unfair competition that damage the law-abiding sectors of the economy.
     On the expenditure side, the Government intends to ensure the completion of the process of overhauling healthcare budgets for those regions with deficits.
     In the healthcare sector, and more generally with reference to the supply of public goods and services, the corrective measures will be flanked by a rigorous programme for identifying the standard costs of the services that will be implemented with the law on fiscal federalism. The adoption of best practices standards in the management of public services across the nation can generate sizeable savings in terms of expenditures. At the same time, in order to keep the policy scenario conservative, such savings have not been incorporated into the projections. However, the magnitude of the correction could be reduced to the extent in which the improvement in the efficiency and effectiveness of the public administration makes it possible to improve the trend of the public accounts based on unchanged legislation.
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     With regard to expenditure for pensions and other welfare benefits, foresight and perseverance are needed for an agreement with the unions in order to identify possible ways of containing pension expenditure, an initiative considered necessary and non-deferrable as already indicated by various international organisations.
     Finally, in accordance with the agreements based on the new contractual model15, the Government, subject to arrangement with the unions representing public workers, will also define the amount of the resources to be set aside for wage increases in respect and within the limits of the planning contemplated by the Budget Law. At the time this arrangement is made, a computation will be made of the resources, if any, to be set aside for supplemental contracts16.
     With reference to the State budget under the policy scenario, the net balance to be financed (excluding account and payables settlements) will be no more than €61.4 billion in 2010, €48.1 billion in 2011 and €40.6 billion in 2012.
III.4 PUBLIC DEBT
     The management of the debt during the current year has continued to be highly influenced by the consequences of the international financial crisis. Even though subsiding at times, market volatility has been very pronounced, with major consequences for the government securities market, both in terms of less liquidity and contraction of trading volumes. As the crisis has drawn out, the mix of market participants has changed, and the portfolio strategies of those participants have been dramatically altered, with significant repercussions for the market’s performance. On the one hand, the role of speculative players has gradually diminished17, while, on the other hand, risk aversion has generally increased for other investors; these two events have caused broader movements of yield differentials between Italian treasury securities and those of other sovereign issuers.
     Since the beginning of this year, the market environment in general has been made more difficult by the increase in public debt issues on the part of all European sovereign states (which are tapping the markets to finance measures to support their respective economies and financial systems). This situation is exerting significant pressure on the markets from the supply side, and creating a much more competitive environment for all borrowers, and in particular, for those (such as Italy) that have to refinance a high debt.
     Some signs of normalisation of the fixed-income markets have nonetheless been seen since April, and it would appear that those markets are starting to benefit from less tense conditions in the European interbank market and a reversal of the trend of investor risk aversion. Although such developments are favouring a recovery of minimum liquidity

[15]	Framework agreement on the reform of contracting which was signed on January 22, 2009 and Agreement applying to departments of the public sector which was signed on 30 April 2009 (see box in Section II.2: The forecasting index for national labour contracts)

[16]	Such resources may be supplemented, on the basis of the provisions of Decree Law No.112/2008 (converted into Law No.103/2008, Article 61) and Law No. 203/2008, Article 2, Paragraphs 33 and 34, with up to 30 per cent of the operating cost savings coming from the processes of restructuring, reorganising and upgrading within the public administrations (the so-called “efficiency dividend”).

[17]	The role of hedge funds, for example, has dramatically fallen due to the reduced risk capital available and to the closing of many funds for the effect of the crisis.
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conditions on the secondary market for Italian government securities, they are also allowing — together with the policies for controlling public finance balances — for a reduction in the yield differentials between Italian government securities and the securities of more creditworthy countries. After having reached a high toward the end of January 2009, the differentials gradually diminished (through the start of May), although against a backdrop of high volatility.
     Despite a general situation that is still very difficult, the Treasury has continuously and efficiently managed to guarantee solid coverage of the state sector’s cash needs, partly due to the different measures to increase flexibility that are mainly based on broader diversification of the supply of securities. Starting with the month of October 2008, the Treasury reserved the right to place one or more off-the-run securities alongside the on-the-run securities to be issued through the regular issuance programme. The option of issuing more off-the-run securities not only reduced pressure on the offering of on-the-run securities, but it also contributed to normalising certain tensions and inefficiencies in the secondary market. More flexibility was added in the case of placements of long-term securities (BTPs and CCTs) with the introduction of the Treasury’s discretionary computation of the adjudication price or the quantities offered at auction within a period announced in advance.
     In line with the issues during the final quarter of 2008, the debt placement in 2009 has continued to be highly efficient, despite an increase in the volumes offered to the market. The securities offered through auction have been successfully placed at conditions generally in line with market conditions, even though the quantities placed for each individual issue have been gradually increased. These results also reflect the capacity to penetrate international portfolios, which is favoured by the liquidity of the securities and the transparency of the debt management policy.
     Further confirming this trend, it is noted that the securities with a maturity of ten or more years placed during the first five months of 2009 accounted for almost 16 per cent of total domestic issues versus 12.3 per cent for the same period of the preceding year. As a result of this issuing policy, the Treasury has been able to guarantee the coverage of the borrowing requirement needed, while still maintaining control over exposure to interest-rate and refinancing risks.
     Debt management in 2009 will continue along the lines of the approach adopted during recent quarters, with the objective of containing the cost over the medium term, amidst a framework of moderate exposure to financial risks. Even in the presence of the flexibility measures described above, the policy for issuing government securities will continue to be based on principles of regularity, transparency and predictability, as well as the guarantee of liquidity for the securities, on the basis of the traditional annual auction calendar and the issuing programme published quarterly.
     As in 2008, the formulation of forecasts of interest expenditure for the next few years is based on an in-depth analysis of the prospective trend of yields on Italian government securities, which takes into account the current conditions of extreme volatility.
     Once again, a “synthetic” scenario has been developed this year, taking into consideration the different profiles assumed by the yield curve at the end of June, in terms of both the absolute level of interest rates and the slope and curvature. The scenario contemplated herein differs from that outlined in the RUEF inasmuch as it provides for
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steeper yield curves for the first years, and a more robust increase in short-term interest rates toward the last part of the time horizon.
     Compared with the RUEF, the policy-scenario estimates show a reduction in the absolute value of interest expenditure through 2010. The effect of inflation and of the interest rates decrease across all short-term maturities thus more than offsets the effect of a higher volume of debt issues, even though the offsetting obviously tends to subside as the years pass. It should be noted, in any event, that the estimates of the interest-to-GDP ratio do not change significantly vis-à-vis those in the RUEF, with the ratio staying at 5.0 per cent in 2009 and at 5.5 per cent in 2011, and falling marginally to 5.1 per cent in 2010. Thereafter, the ratio rises to reach 5.9 per cent in 2013.
     Considering the downward revisions of the estimates of economic growth for the 2009-2010 period and the increase in the borrowing requirement, the debt-to-GDP ratio grows in a more pronounced manner than reflected in the RUEF. More specifically, the ratio is estimated to increase by one percentage point in 2009 and by 1.1 percentage points in 2010 as a consequence of the contraction of nominal GDP which does not return to growth of more than 3 per cent until 2011. Thus, the policy scenario has the debt-to-GDP ratio descending again as of 2011, with the ratio falling to 118.0 per cent in such year, and then continuing to decrease more significantly in the two-year period thereafter, reaching 114.1 per cent in 2013 (see Table I.1).
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PRIVATISATIONS
As reported in the previous DPEF, the process of privatising companies in which the Ministry of the Economy and Finance (MEF) has equity has come to a standstill.
In the case of investments that could be sold off more quickly in the near future — companies traded on the stock exchange (ENEL, ENI and Finmeccanica) — the State intends to maintain its current controlling interests for the purpose of governing strategic sectors for the nation. In addition, the macroeconomic scenario has dramatically changed since the final months of 2008, with the global economy and the financial markets experiencing profound turbulence and tensions that make the placement or sale of significant shareholdings even more difficult.
With specific reference to ENEL, the strategy of keeping a public-sector interest in the company has recently been reaffirmed by the MEF’s transfer to the Cassa Depositi e Prestiti (CDP) of the option rights related to the €8 billion capital increase realised by the company. The transfer entailed cash proceeds of roughly €650 million for the MEF. The need for maintaining a public-sector interest in the company will also be assessed when evaluating more appropriate options for the CDP’s sale of the entire investment held in ENEL prior to July 2010, as ordered by the antitrust authority.
Despite the less-than-favourable backdrop in general, the Government intends to pursue privatisation as an instrument that can still contribute to reducing the public debt, albeit to a much lesser extent than what occurred during the 1990s.
Considering the Government’s stance, it is indeed possible that the market could witness the sale of interests in Poste Italiane and the Istituto Poligrafico e Zecca dello Stato in the next few years, upon meeting certain conditions (elimination of regulatory constraints, adoption of business restructuring plans, defining an adequate regulatory framework and so forth). Initiatives to sell capital in SACE to the private sector may also be evaluated.
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Turning to the companies indirectly controlled by the State, the Government has reaffirmed its willingness to privatise Tirrenia in the near term, a process already initiated with the issuance of a decree by the Prime Minister in March 2009 ordering the sale of all of Tirrenia’s capital and of the regional companies controlled by Tirrenia. It is noted in this regard that talks have already begun, including with the European Union, for completing the sale process in the shortest time possible, consistent with the law and the need to safeguard public maritime transport service. A partial market listing of Fincantieri may also take place. While the company is soon to be recapitalised by its parent, Fintecna, a market listing in 2009 had been envisioned by the previous DPEF, but given the unfavourable market conditions, it has not yet occurred.
PENSIONS
Below is a description of the medium- and long-term trend of pension expenditure as a percentage of GDP resulting from the implementation of the provisions of Article 1, Paragraph 5 of the Law No. 335/1995.
The forecast incorporates the assumptions of birth rates, mortality and migratory flows underlying the baseline scenario developed by ISTAT (base year 2007). Such assumptions contemplate: (i) an increase in life expectancy of 6.4 years for men and 5.8 years for women between 2005 and 205018; (ii) a birth rate that gradually converges to 1.58; and (iii) a net flow of immigrants of just under 200,000 per year. As for the macroeconomic scenario, productivity per employee stands at just above 1.5 per cent per year for the 2010-2060 period, while the employment rate for the 15-64-year age bracket rises by 8 percentage points, going from 58.7 per cent in 2007to 66.7 per cent in 2060. GDP growth projections based on macroeconomic and demographic assumptions used stands at around 1.5 per cent per annum on average for the 2010-2060 forecast period.
The growth assumptions for 2009 are those indicated in the 2010-2013 DPEF macroeconomic forecast which calls for a significant contraction of GDP. The base scenario for 2010-2013 assumes an average GDP growth rate of around 1.5 per cent per year.
The forecast developed on the basis of unchanged legislation (see Figure) discounts the effects of the revision of the transformation coefficients19. After strong growth of the ratio of pension expenditure to GDP during the 2008-2010 three-year period (which is exclusively the result of a significant slowdown in the trend of GDP), the ratio starts to decrease slightly, going from 15.5 per cent in 2010 to 15.3 per cent for the 2015-2024 ten-year period. During this period, the process of introducing stricter requisites for early retirement pension eligibility20 is a factor limiting the initial expansionary effects prompted by demographic developments and the effects due to the sluggish economic growth of the years immediately following the recession. During the 2025-2039 period, the ratio starts to grow again due to the increase in the number of pensions paid and the decrease in the number of employed, the financial effects of which are partly limited by the introduction of

[18]	For the purpose of being able to make comparisons with the figures generated at an EU level (2009 Ageing Report: Economic and Budgetary Projections for the EU-27 Member States, 2008-2060 ), the ISTAT demographic forecasts were extended to 2060, providing a further increase in life expectancy of 1.0 and 0.8 years for men and women, respectively, and keeping the birth rate and net migratory flow unchanged with respect to the levels reached in 2050.

[19]	As provided by Article 1, Paragraph 11 of Law No. 335/95, as amended and supplemented by Article 1, Paragraphs 14 and 15 of Law No. 247/2007.

[20]	Law No. 243/2004, as amended by Law No. 247/2007.
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stricter requisites for early retirement21 as provided by the mixed and defined-contribution system as well as the pay-as-you-go system. The increase in the number of pensions can be attributed to the gradual increase in life expectancy and the retirement of the baby boomers. The curve reaches a peak value of around 15.9 per cent in 2039 and falls to 14.6 per cent in 2050 and then ends up at 13.4 per cent in 2060. The improvement of the ratio during the final period of the forecast (2040-2060) is essentially due to the changeover from a mixed (pay-as-you-go and defined contribution) system to a defined-contribution only system as well as the gradual elimination of the baby boom generation due to mortality.
Public Expenditure on Pensions (% of GDP)
III.5 UNDERLYING TRENDS IN PUBBLIC EXPENDITURE
     The economic crisis could cause a downward revision of potential growth (see box) with implications for public finance in the medium term.
     In order to come up with a quantitative assessment of the recession effects on the revenues and primary expenditure growth rates, it is necessary to compare the cyclical and non-cyclical trends underlying the two macroeconomic and fiscal scenarios. The current general government account (based on unchanged legislation) which fully considers the crisis effects is compared with the relatively more favourable account presented in the 2009 RPP published in September 2008.
     Using a basic and mechanical approach, the revision of the macroeconomic and public-finance variables between the 2009 RPP and the 2010-2013 DPEF based on unchanged legislation is attributed in full to the crisis and to the impact of the fiscal measures adopted by the Government for counter-cyclical purposes.
     Table III.8 reports the results related to the breakdown between the cyclical and non-cyclical components of the revision of revenues and primary expenditure growth rate occurring between the 2009 RPP and the 2010-2013 DPEF in the government account

[21]	Provided by Law No. 243/2004.
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based on unchanged legislation. Compared with the 2009 RPP, the growth of revenues has been revised downward on account of the crisis by an average of 3.5 percentage points per year for the 2009-2010 period. The growth of primary expenditure has instead been revised upward by an average of 0.5 percentage points. The components review in Table III.8 shows that roughly 80 per cent of the revenues growth rate reduction reflected in the 2010-2013 DPEF for the 2009-2010 two-year period is due to the deterioration of cyclical conditions. During the same period, around 20 per cent of the upward revision of the primary expenditure growth rate is of a cyclical nature and is attributable to the use of the automatic stabilisers. The remaining 80 per cent is instead due to an increase in expenditure not related to the cycle, and concentrated in 2009.
     Compared with the forecast in the 2009 RPP, there are marginal revisions in the revenues and primary expenditure growth rates in the medium term (2011-2013). For revenues, the growth has been revised upward by an average of 0.6 percentage points and the underlying trends reflect a change in the mix between the cyclical and non-cyclical components. The economic recovery should cause an increase in tax revenues due to better cyclical conditions which is nonetheless likely to be offset by some deterioration of the cyclical component due to erosion of the taxable income base as a result of lower potential growth. For primary expenditure, the data show an average downward revision of the non-cyclical component in the amount of 0.1 percentage points during the 2011-2013 period; this is the result of a slight acceleration in 2011 followed by a pronounced deceleration in the years thereafter.
     The results highlight how the crisis is exerting effects with long-term implications, primarily in relation to the reduction of the potential GDP growth rate; these effects are being seen with regard to both revenues (via erosion of the taxable income base) and primary expenditure (making the primary balance even worse than what would have been expected if only the effect of the social safety net was considered).
     Considering these preliminary results and the medium-term assumptions incorporated in the 2010-2013 DPEF’s general government account based on unchanged legislation, it appears evident that the return to a path of converging toward the budget policy medium-term objective (MTO) will require the adoption of additional fiscal-consolidation measures.
     In this regard, it needs to be noted that the convergence process toward the MTO would nonetheless be reinstated by the achievement of the objectives set by the Government under the policy scenario (see III.3 and Table I.1).
     On the basis of the public-finance objectives outlined in the policy scenario, the cyclically adjusted budget deficit net of one-off measures (structural borrowing) would nonetheless fall from 3.4 per cent of GDP to 3.1 per cent in 2009 and would continue to improve in the years thereafter, with the exception of 2013.
     In the medium term (2010-2013), the structural borrowing should be reduced by the equivalent of roughly 0.6 percentage points of GDP, standing at 2.2 per cent of GDP by the end of the period. The structural primary surplus should instead rise from 2.3 per cent of GDP in 2010 to 3.7 per cent of GDP in 2013 (see Table III.9).
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TABLE III.8: REVISION OF REVENUE AND PRIMARY-EXPENDITURE GROWTH ESTIMATES: COMPARISON BETWEEN 2010-2013 DPEF (GENERAL GOVERNMENT ACCOUNT WITH UNCHANGED LEGISLATION) AND 2009 RPP (% change)

	2009	2010	2011	2012	2013

REVENUE GROWTH
2009 RPP	3.1	3.5	2.9	3.0	3.1
2010-2013 DPEF	-1.2	0.9	3.2	3.8	3.7
Difference between DPEF and RPP	-4.3	-2.6	0.3	0.8	0.6
Contributions: (i) Revision of cyclical component (p.p.)	-5.6	0.2	1.6	1.3	1.1
(ii) Revision of non-cyclical component (p.p.)	1.6	-2.9	-1.4	-0.5	-0.6
(iii) Residual (p.p.)	-0.3	0.1	0.1	0.1	0.0
PRIMARY EXPENDITURE GROWTH
2009 RPP	2.2	1.5	1.0	2.6	2.8
2010-2013 DPEF	5.0	-0.3	1.1	2.4	2.4
Difference between DPEF and RPP	2.8	-1.8	0.1	-0.2	-0.5
Contributions: (i) Revision of cyclical component (p.p.)	0.2	0.0	-0.1	0.0	0.0
(ii) Revision of non-cyclical component (p.p.)	2.7	-1.8	0.1	-0.2	-0.4
(iii) Residual (p.p.)	0.0	0.0	0.0	0.0	0.0

TABLE III.9: CYCLICALLY ADJUSTED PUBLIC FINANCE AGGREG ATES (% of GDP)

	2008	2009	2010	2011	2012	2013

GDP growth at constant prices	-1.0	-5.2	0.5	2.0	2.0	2.0
Net borrowing	-2.7	-5.3	-5.0	-4.0	-2.9	-2.4
Interest	5.1	5.0	5.1	5.5	5.8	5.9
Growth rate of potential GDP	0.7	0.2	0.5	0.6	0.6	0.8
Contributions of the factors to potential growth:
Labour	0.5	0.2	0.4	0.2	0.1	0.1
Capital	0.5	0.2	0.2	0.3	0.3	0.3
Total factor productivity	-0.3	-0.3	-0.1	0.0	0.2	0.4
Output gap	1.0	-4.4	-4.4	-3.1	-1.8	-0.6
Cyclical component of budget balance	0.5	-2.2	-2.2	-1.6	-0.9	-0.3
Cyclically adjusted budget balance	-3.2	-3.1	-2.8	-2.5	-2.0	-2.1
Cyclically adjusted primary surplus	1.9	1.8	2.4	3.1	3.8	3.8
One-off measures	0.2	0.0	0.1	0.0	0.1	0.1
Budget balance net of one-off measures	-2.9	-5.4	-5.0	-4.0	-2.9	-2.5
Cyclically adjusted budget balance net of one-off measures	-3.4	-3.1	-2.8	-2.5	-2.1	-2.2
Cyclically adjusted primary surplus net of one-off measures	1.7	1.8	2.3	3.0	3.7	3.7
Change in the budget balance net of one-off measures	1.3	2.4	-0.3	-1.0	-1.1	-0.5
Change in the budget balance adjusted for the cicle and net of one-off measures	0.4	-0.3	-0.3	-0.3	-0.4	0.1

Note: Figures may not add up due to rounding.
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THE IMPACT OF THE CRISIS ON POTENTIAL OUTPUT
Aside from the predictable and significant consequences on cyclical trends, the economic and financial crisis could also produce effects of a structural nature, with repercussions on the trends of potential GDP and on its underlying components. Exerting its effects through numerous channels, the recession may have contributed to reducing both the level and growth rate of potential GDP in the medium term when compared with previous estimates. In order to illustrate the transmission mechanisms (both economic and statistical) through which the financial crisis could affect the trend of potential GDP over the 2010-2013 DPEF’s forecast horizon, a comparison was made between the trends of the growth rate potential GDP (and of its components) resulting from the application of two different macroeconomic scenarios: (i) the current macroeconomic framework, which incorporates both the recessionary effects of the crisis and the fiscal-policy measures adopted by the Government for counter-cyclical purposes; and (ii) the scenario presented in the 2009 RPP published in September 2008 on the basis of the information that was then available.
The figure in this box shows the trend of the potential GDP growth rate and the trend of the output gap resulting from the application of the production function method agreed at the EU level; the method is applied to the pre-crisis scenario set out in the 2009 RPP and the scenario set out of the 2010-2013 DPEF. Compared with last September’s scenario, the present macroeconomic framework presents an output gap for 2009-2013 that is substantially negative. In addition, the growth rate of potential GDP during the same period is reduced on average by 0.6 percentage points compared with the scenario in place before the crisis.
The table in this box shows the results in relation to the analysis of the determinants underlying such a revision. Around 40 per cent of the average reduction of 0.6 percentage points of potential GDP growth can be attributed to the downward revision of the projected growth of total factor productivity (TFP). Another 45 per cent instead corresponds to the reduction of the contribution of the capital stock caused by the drastic reduction in the flow of investments. The remaining part (around 15 per cent) is due to the downward revision of the labour factor, mainly attributable to the worsening of projections of the trend of the structural unemployment rate (NAIRU).
Even though such results are in line with similar simulations produced by various international organisations (OECD and European Commission), they are subject to a high degree of instability and uncertainty. The model of the production function for estimating potential GDP and the output gap is extremely sensitive to changes in the underlying variables. The revision of the medium-term forecasts and the updating of the figures for 2009 can produce significant changes in the estimates of potential GDP (and the output gap) that do not only regard future trends but also past values because of the properties of the statistical techniques for filtering the underlying series (2003-2008; see figure).
The main consequence in this analysis is that the output gap series for the 2003-2008 period tends to take on highly positive values, thereby indicating the continuation of an expansionary phase of the cycle, even though actual GDP growth is flat (for example, in 2003 and 2005) or negative. In particular, the output gap for 2008 poses problems in terms of interpretation. Indeed, whereas it was in negative territory (-0.3 per cent) in the 2009 RPP, it changes sign (1.0 per cent) in the 2010-2013 DPEF. This happens in the presence of a downward revision of actual GDP growth from the 0.1 per cent set out in the 2009 RPP to the -1.0 per cent reported in the 2010-2013 DPEF. The revision of the 2008 output gap in a positive sense, which occurs despite the worsening of the recession, is technically explained by the overall downward revision of the historical values in the potential GDP growth series. On the basis of the revisions generated by the application of the current macroeconomic framework, the potential GDP for 2008 is well below the actual level. The
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inconsistency in the performance of the output gap for 2008 clearly shows a limit in the model currently adopted by the EU for deriving potential GDP. Technically, due to the bilateral nature of the statistical filters employed for the estimate of the underlying variables, the potential GDP is extremely sensitive to statistical revisions of historical data and of future forecast and, more in general, to the assumptions about the current trends of the economic cycle. In conclusion, the uncertainty about the future path of potential GDP is particularly high at this time.
Rate of Growth of Potential GDP and Output Gap — 2009 RPP and 2010-2013 DPEF
Factors Underlying Revision of Potential GDP Growth — 2009 RPP and 2010-2013 DPEF

	2009	2010	2011	2012	2013

POTENTIAL GDP GROWTH RATE
2009 RPP	0.9	1.3	1.2	1.1	1.2
2010-2013 DPEF	0.2	0.5	0.6	0.6	0.8
DPEF-RPP Revisions (p.p.)	-0.8	-0.8	-0.6	-0.5	-0.4
incl.: (i) revisions of the total factor productivity (TFP) (p.p.) (*)	-0.4	-0.3	-0.3	-0.2	-0.1
(ii) revisions of contribution of labour factor (p.p.) (**)	-0.1	-0.1	-0.1	-0.1	-0.1
(iii) revisions of contribution of capital factor (p.p.) (***)	-0.3	-0.3	-0.3	-0.2	-0.2

Analysis of the contributions to growth of potential GDP

TOTAL FACTOR PRODUCTIVITY (TFP)
2009 RPP	0.1	0.2	0.3	0.4	0.5
2010-2013 DPEF	-0.3	-0.1	0.0	0.2	0.4
DPEF-RPP Revisions (p.p.)	-0.4	-0.3	-0.3	-0.2	-0.1

LABOUR
2009 RPP	0.4	0.8	0.5	0.2	0.2
2010-2013 DPEF	0.3	0.6	0.4	0.1	0.1
DPEF-RPP Revisions (p.p.)	-0.1	-0.2	-0.1	-0.1	-0.1
incl.: (i) revisions in growth rate of potential labour supply (p.p.) (*)	0.2	-0.2	-0.2	-0.2	-0.1
— (i.a) revisions in growth rate of working-age population (p.p.) (*)	0.4	0.0	0.0	0.0	0.0
— (i.b) revisions in structural participation rate (p.p.) (*)	-0.2	-0.2	-0.2	-0.2	-0.1
(ii) revisions in growth of the complement to 1 of the NAIRU (p.p.) (*)	-0.4	0.0	0.0	0.0	0.0
Memo item: NAIRU 2009 RPP	6.2	6.0	5.8	5.7	5.6
NAIRU 2010-2013 DPEF	7.7	7.5	7.4	7.3	7.2
(iii) revisions of growth of hours worked per capita (p.p.) (*)	0.0	0.0	0.0	0.0	0.0

CAPITAL
2009 RPP	1.6	1.5	1.5	1.5	1.6
2010-2013 DPEF	0.7	0.7	0.7	0.8	0.9
Revisions DPEF-RPP (p.p.)	-0.9	-0.9	-0.8	-0.7	-0.6

Note:	Figures may not add up due to rounding.

(*)	They represent the differences in the growth rate of the correponding variables.

(**)	It represents the difference in the growth rate of the labour factor multiplied by the percentage of income from work (0.65).

(***)	It represents the difference in the growth rate of the capital factor multiplied by the percentage of capital income (0.35).
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III.6 BUDGET STRATEGY
     In the years to come, the budget policy will need to reconcile the objective of getting beyond the nation’s structural problems with the control of the public deficit. Only in this manner will it really be possible to transform this current cyclical phase into a development opportunity.
     As the recession has unfolded, the Government has adopted a series of measures to counter the crisis that are fully consistent with the approach taken at the EU level, starting with the European Economic Recovery Plan. The measures have been developed and implemented in a manner compatible with the structure of Italy’s public accounts and, therefore, the actions undertaken have been designed to be as neutral as possible in terms of the budget balance.
     It has been necessary to take this specific approach in consideration of the high level of public debt in relation to GDP, and the outlook that this ratio will grow over the 2009-2010 two-year period as a result of a larger public deficit mostly caused by social safety nets. Interest expenditure as a percentage of GDP is projected to rise in coming years, as outlined in Section III.4.
     Within this framework, a significant increase in the deficit following discretional policy measures would have caused further upward pressure on yield differentials, with a consequent increase in interest expenditure. On the other hand, a general increase in interest rates within the economy would have cancelled out the benefits of the fiscal stimulus.
     The Government’s adoption of measures with a neutral impact on the budget turned out to be not only necessary, but also effective inasmuch as it contributed to reassuring international investors of the disciplined budget policy and the sustainability of Italy’s public finances in the long term. Compared with the peaks in the first quarter, the yield differentials have contracted appreciably, with some of the change due to the easing of tensions in international markets.
     The Government’s prudent approach to budget policy has been judged to be an appropriate and correct response to the economic slowdown by the European Commission22, the European Union Council23 and the OECD24, especially given the high level of Italy’s public debt.
     The balancing of the public accounts has been pursued by Italy with determination and sacrifice during the past 15 years and constitutes an essential premise for sustainable growth. The conservative orientation taken since the outbreak of the crisis is confirmed during the time horizon covered by the DPEF. The manoeuvring room for budget policy continues to be objectively limited by the high amount of the public debt. The possibility of another round of turbulence in the financial markets is another factor justifying substantially neutral budget policy.25

[22]	Italy: Macro Fiscal Assessment, An Analysis of the February 2009 Update of the Stability Programme, ECFIN/F1/REP 50719/09-EN, March 11, 2009

[23]	Opinion of the European Council on the Update of the Stability Programme, March 10, 2009

[24]	Economic Survey of Italy 2009, OECD, June 2009

[25]	Even the status of the current accounts (whose balance has been negative since 2000 due to the economy’s loss of competitiveness) is an obstacle to expansionist fiscal measures which would end up making the budget balance worse.
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     The economic crisis affects the public accounts by exerting upward pressure on several expenditure items and causing revenues to contract. The decline of GDP changes the mix of the public accounts in relation to the different elasticity degree of the individual revenue and expenditure items. In Italy’s case, the automatic stabilisation effect of the public budget acts more on the revenue side than on the expenditure side. Furthermore, in the very near term, it exerts a mechanical effect on the public accounts that is tied to the decline of GDP which, with no changes in the amount of the individual revenue and expenditure items, tends to increase the weight on GDP in proportion to their relative size. In the presence of substantially unchanged balances, it increases the relative weight of the public sector’s activity within the economy. In addition, with a neutral fiscal effect from implemented measures, the mix of public-sector activities changes in terms of ratios to GDP, and thus, the picture of the public sector’s activity as projected by the public accounts also changes. The effects of the changes in the mix of public-sector activity are oriented toward increasing the weight of several of the more rigid budget items; the margins for discretionary changes in budget policy are thus compressed, at least in the near term.
     The budget policy for the coming years will continue to be geared toward three objectives:
•	supporting growth and the recovery of productivity;

•	the maintenance of equilibrium with respect to public finance;

•	the continuation of temporary support to households and businesses.
     In maintaining control over the public accounts so as to avoid upward pressures on increasing debt and placing it on an unsustainable path, the Government’s medium-/long-term strategy aims to prepare Italy to emerge from the crisis. There are various types of instruments that the public sector can use to sustain the productivity of the economy.
     The nation’s development potential depends on its capacity for substituting and upgrading capital, whether physical or human, on the quantity and quality of intangible infrastructure and on the solidity of its social institutions, in a framework where the distribution of the tax burden does not impede the productive capacities of the system. Public sector intervention can play a fundamental role in each of these areas.
     Social institutions and the rules for solidarity and risk-sharing are especially strained by economic crises of the magnitude of that currently faced. Italy has found itself exposed due to a structure of expenditure for social protection particularly concentrated among certain categories of beneficiaries (anyone who is or has been in the market for a job based on a contract without a fixed term), and less among the categories outside of that group, which in most other European countries find a safety net of income-support instruments. Measures for extending the coverage offered by the social safety net has thus been made necessary.
     Tangible infrastructure is at the base of a country’s productivity; they represent a determining factor in a country’s competitive capacity. Public investment represented a driving force in Italy’s development after World War II; today, instead, Italy faces a delay in building up its infrastructure that puts its behind other leading European partners. A strategic programme of major works was inaugurated several years ago. The programme’s
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implementation has already been accelerated, in accordance with the priorities dictated by the objective of supporting economic growth. One form of support comes from the simplification of procedures and the clear division of responsibilities among the decision makers with regard to making investments. Regulatory simplification and reordering and the reduction of compliance formalities are also on the Government’s agenda, with the priority already placed on simplifying the procedures for starting up business activity; other initiatives to reduce the bureaucratic red tape may also be undertaken.
     The investment in human capital constitutes the final step in rounding out tangible infrastructure. It requires a process of reforming the education, training and research system that is aimed at lifting the quality of services and at training individuals who are able to exploit efficiently the opportunities that society and the economic system make available to them. The action on this front is to be strengthened and made more substantial. Resources need to be redeployed away for areas of inefficiency, emphasizing the results achieved in terms of quality of services offered to the public.
     Intangible infrastructure shapes the framework in which economic activity is carried out. For the most part, this is the by-product of the provision of services on the part of the public administration: the courts, law enforcement, social policies, and general public services. Public services represent one of the economic system’s productive factors; thus, improving their efficiency, the public administration reduces the implicit costs of production. In developed countries, where the role of public-sector intervention in the economy has increased over time, the way in which the public administration works influences the competitiveness of the economy perhaps more than other factors.
     The public sector has potentially the greatest capacity for intervening with respect to these aspects: it must modify its own conduct and/or the conduct of its administrative branches. The reforms initiated with the business plan of the Minister for the Public Administration and Innovation are a move in this direction. Such reforms outline plans for reinforcing meritocracy, innovation and transparency via changes in employment practices for the public sector. They also propose streamlining the organisation of the administrations through the reordering of entities and the revision of the regulations on the subject of utilizing personnel (see Section IV.1).
     The planning of an effort to recover efficiency in the rendering of public services naturally becomes more complicated in the case of structures involving two or more levels of governance, particularly if these structures enjoy a high degree of autonomy. The new decentralisation plan as provided by the enabling act on fiscal federalism will play a key role in this regard inasmuch as it uses criteria based on standard costs and expenditure requirements as the foundation for the process of resource allocation, thus explicitly rejecting the criterion of historical expenditure (see Section IV.2).
     The measures that the public sector will need to activate in the next few years for the purpose of sustaining the productivity of the economic system will, in many cases, exert financial effects on the public accounts. With the need to keep the deficit from growing and the tax burden from getting heavier (when it really needs to be reduced), the Government will have to tap the resources required through a requalification of public expenditure which entails a partial reallocation thereof and the continuing use for the purpose of boosting the productivity of the economic system.
     The effort to streamline expenditure poses two types of problems: it requires different sets of tools, depending on the type of expenditure; and it is difficult to evaluate
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the results achieved by the measures implemented, because they also differ according to the type of expenditure.
     Public expenditure can be classified according to one of three purposes: (i) expenditures for final consumption; (ii) expenditures for monetary transfers; and (iii) expenditures related to capital accumulation.
     The expenditures for final consumption are represented by financial resources earmarked for the supply of goods and services for the private sector; these are goods and services produced directly by the public administration or acquired from the market (mainly related to individual consumption of social protection and healthcare services). The expenditures for current monetary transfers to sectors outside of the public administration are classified as part of the disposable income of the beneficiaries. The capital accumulation expenditures cover direct public investment and capital account transfers that are made to support the private sector’s investment activity. In 2008, more than 50 per cent of Italy’s expenditure was used for transfers, more than 40 per cent circa for final consumption and less than 10 per cent for capital accumulation.
TABLE III.10: EXPENDITURE BY ECONOMIC CATEGORIES

ECONOMIC CATEGORIES	1980	1985	1990	1995	2000	2005	2006	2007	2008

	in €mn
Expenditure for final consumption	34,413	80,313	141,216	170,151	219,728	290,818	299,260	304,367	318,112
Expenditure for monetary transfers	40,617	113,643	195,262	286,979	299,841	343,913	356,498	380,538	397,784
incl.: interest	9,003	36,200	70,727	109,794	75,561	66,065	68,578	77,215	80,891
Expenditure related to fixed capital accumulation	9,076	22,040	37,025	42,583	30,814	58,668	74,545	62,890	59,027
Total public expenditure	84,106	215,996	373,503	499,713	550,383	693,399	730,303	747,795	774,923

	Percentage Breakdown

Expenditure for final consumption	40.92	37.18	37.81	34.05	39.92	41.94	40.98	40.70	41.05
Expenditure for monetary transfers	48.29	52.61	52.28	57.43	54.48	49.60	48.82	50.89	51.33
incl.: interest	10.70	16.76	18.94	21.97	13.73	9.53	9.39	10.33	10.44
Expenditure related to fixed capital accumulation	10.79	10.20	9.91	8.52	5.60	8.46	10.21	8.41	7.62
Total public expenditure	100	100	100	100	100	100	100	100	100

Source: Analyses using data compiled by ISTAT.
     The most significant part of the expenditure was thus represented by monetary transfers. Roughly 70 per cent of this amount is represented by welfare benefits in cash (mainly pensions), and another 20 per cent by interest. The restructuring of this component of expenditure requires structural reform. Indeed, the disbursements here are highly rigid and are guided mainly by legislation in effect (which defines the principles and the requisites on the basis of which citizens have the right to the benefits, such as in the case of pensions), or by non-deferrable commitments made with respect to the beneficiaries (as in the case of interest on the public debt). These expenditures generally react very slowly and in a complicated manner to changes in laws, particularly considering the wide range of interest groups affected; implementation of any structural reform can only happen over a lengthy period.
     The second significant component of expenditure regards final consumption. The financial resources are mostly in the form of income from employment and intermediate consumption. These go toward purchasing the inputs for the process of producing public
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services. Measures have been undertaken in the past to adjust these accounts, in particular, intermediate consumption. Still, the restructuring of this expenditure requires assessments about public production processes and results (and it is expected that there will be incentives for this through the process of implementing fiscal federalism); it is only in this manner that it will be possible to establish which are the less productive uses of resources.
     The same type of considerations apply with respect to the third component of expenditure, that used for capital accumulation. Here, the need for evaluating results is even more pressing. In the case of direct investments, the processes for implementing the projects already undertaken need to be examined, and the impact of the works realised on the economic system’s productive capacity needs to be checked, if possible. In the case of capital account transfers, it will also be necessary to evaluate the extent to which the private-sector parties commissioned are capable of realising the works.
     The need for redeploying expenditure from less productive, less efficient and less effective uses toward uses that are more productive, efficient and effective necessitates evaluations about the effects of the public expenditure, in terms of the implications on both the well-being of the public at large and the growth potential of the economy, and evaluations about the means with which public resources are used for producing such effects. The Ministry of the Economy and Finance (MEF) has initiated activity in this direction, but such activity needs to continue on a structured basis with the involvement of the other public administrations.
     In particular, the MEF is continuing to spearhead the spending review started in 2007 with the Technical Commission for Public Finance. The activity has been made permanent and has been assigned to the General Accounting Office. The reviews, initially involving five ministries (Interior, Justice, Infrastructure, Transportation and Education), has been extended to all State administrations. The final objective is to ensure that the policymaker will have the information and analyses available in order to make the appropriate choices in terms of improving the level of efficiency and effectiveness of public expenditure.
     In this initial phase, the work has been concentrated on the quality of the information with regard to the State budget, with a view toward improving certainty, transparency and significance; efforts have also addressed questions of measurability of the results of activities of the administrations and of public policies.
     The consideration of these aspects makes it possible to improve the understanding of the initial inputs (i.e. how the financial resources are allocated at the start of the production process) and the final outputs (which pose questions about the overall measurement, including from a theoretical perspective), making the use of the information more significant in the ordinary process of preparing and managing the budget, and facilitating a more rational allocation of the resources. In this regard, the activities in process constitute a necessary step for being able to move on to the next step of systematically analysing the effectiveness and efficiency of public sector intervention; such analyses will require an in-depth examination of factors such as the organisation of activities in the territory, the optimal size of operational units, and the means for supplying public services.
     With reference to the quality, analysis and interpretation of the budget data, and to the analysis of the processes governing budget preparation and public-resource
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management, the activity is aimed at identifying the critical structural factors in terms of representation, financing and management of expenditure; such critical factors need to be removed so that the budget can contribute fully to an efficient use of public resources. These are issues that have been emphasised for some time by leading international organisations, and that have recently figured as part of the recommendations of the Technical Commission for Public Finance and the observations formulated by the State Audit Court in its examination of the State’s general account. The improvement of the quality of public expenditure requires the understanding of the processes that govern it and the identification of many aspects that may impede their full realisation: excessive rigidity, both in planning and managing resources; the degree of transparency and actual exploitability of the information rendered by the public budget; the complexities of several spending procedures, that entail difficulties for the administrations and disbursement delays; and the limited role of reconciling for the ex-post evaluation of how public funds are employed. The activities undertaken to date will be outlined in a special report on the expenditure provided by the 2008 Budget Law26.
     With reference to the measurement of objectives and results of the activities of the administrations and public policies, an examination of the “Preliminary Notes” attached to the forecast of each ministry has shown significant room for improvement from the standpoint of the content and use of this instrument for planning purposes. Such improvement especially regards the identification of the spending programme objectives, more accurate definition of the indicators for their measurement, the setting of timetables for achieving objectives, the availability in terms of comparison for qualifying the level of the programme and/or the expected improvement. The evaluation of an expenditure’s efficiency and effectiveness cannot leave aside the measurement (albeit within the limits posed by the nature of the activity carried out by the public sector) of the results actually achieved with respect to the pre-set objectives and resources used. In this regard, it is necessary to improve the systems and the methods used to define and check performance indicators associated with public policies, thereby supplying adequate support to the administrations. Within this framework, the adoption of a common method for defining the indicators will facilitate comparison between the results obtained, and may ultimately trigger a constructive process in which the best results could emerge.

[26]	Article 3, Paragraph 67, Law No. 244/2007 (2008 Budget Law).
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IV. IMPLEMENTATION OF THE GOVERNMENT PLAN
     The first year of the Government was characterised by intense legislative activity, in line with the missions identified in the Government’s plan. Several programmes were adopted to respond to the international economic crisis and to natural disasters.
     First, the Government deemed it necessary to boost economic growth and increase productivity. Several measures were taken to modernise Public Administration, introduce administrative simplification, reduce taxes and social security contributions and promote greater participation in the labour market. More specifically, measures to scrap taxation of overtime and productivity bonuses were an incentive to reform the industrial relations system with a view to striking a better balance between supporting growth and labour productivity and meeting the need for greater social justice.
     Second, the Government took action in justice and law enforcement, increasing the resources allotted to these two sectors with a view to pursuing greater social inclusion and legal certainty.
     At the same time, the Government stepped up the implementation of fiscal federalism. Fiscal federalism, which aims at ensuring that a broad area of government will once again be ruled by the fundamental democratic principle “no taxation without representation”, will have strong and positive effects in terms of (i) accountability in the use of public funds, thereby curbing the current unrestrained tendency towards advocating a role for the State in the economy; (ii) morals; (iii) equity; and (iv) the fight against tax evasion.
     Additional measures were aimed at modernising and upgrading the labour market, taking action on the types of contracts that are best suited for facilitating access to employment and reducing unprotected informal work (short-term contracts, training contracts, on-call work and vouchers), thereby simplifying the administrative elements of employment by reducing the paper work and allowing people to continue working while drawing their pensions. In this regard, the agreement with the Regional Authorities to enhance the safety net system is significant: its aim is not to squander — but to enhance the human capital of firms and support the income of households and of all workers, including those doing atypical and temporary work.
     Three other major public functions were reformed: education, research and the enhancement of art and cultural heritage. In addition, procedures have been developed to bridge the country’s technological gap. Specific measures were taken to address the housing emergency. Finally, concrete steps have been taken to address the issues of security and defence.
     From an economic point of view the Public Administration Reform Plan1 plays an important role: it aims at improving the efficiency and the quality of public services (par. IV.1) which will reduce the costs of services provided to households and firms, and at implementing innovation policies to increase business competitiveness. These goals are being pursued through the implementation of “i2012” Plan — Strategies for Innovation

[1]	Law No. 15/2009.
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2012”. “i2012” is a framework programme integrating Public Administration innovation policies” (2012e-Government Plan) with business innovation policies. It is a far-reaching technological innovation action plan, envisaging a set of innovation projects to modernise public administration and improve the competitiveness of Italy’s economy, which is also linked to structural programmes to modernise Italy (i.e. broadband infrastructure and services). In this regard, the role played by the Innovation Technology Agency will be enhanced by ensuring scientific and technical support for the analysis and assessment of industrial innovation projects (such as Industria 2015) and the promotion of new initiatives to favour technology transfer. Major simplification measures have been introduced by repealing over 30.000 laws2. The reform of local services is currently being fine-tuned in line with the new approach adopted last year3. With regard to the so-called Zone Franche Urbane (ZFU — Urban Tax Free Areas), in May the Government identified 22 such areas characterised by a high degree of tax exemption4 in line with the criteria defined by CIPE. As for energy, land and the environment, the Government took timely action in response to the waste crisis in Campania5 and the earthquake in Abruzzo6; several programmes have been adopted in the field of energy7, water and environmental protection8. The environment is one of Italy’s greatest assets and its protection is a means to ensure sustainable development for future generations.
     With a view to boosting the agro-food industry, specific measures have been adopted to safeguard typically Italian products and to promote them in foreign markets9.
     Government action focused specifically on justice and law-enforcement has been particularly intense. As for law enforcement, the protection of women and the fight against crime, coordinated community-policing plans10 were introduced as well as measures to prevent sexual violence and stalking11 and to combat organised crime12 and illegal immigration.

[2]	Decree Law No. 112/2008 confirmed into Law No.133/2008, Decree Law No. 200/2008 confirmed into Law No 9/2009.

[3]	Law No. 133/2008.

[4]	With the Senate giving final passage to A.S. 1195 (former A.C. 1441-ter) containing provisions for the development and internationalisation of firms, ZFU (Zone Franche Urbane — Urban Tax Free Areas) will be extended to include other areas of the country, by updating criteria, indicators and funds beyond the first two-year period for the 22 Urban Free-Tax Areas that have already been identified. These regulations also envisage a reorganisation of norms governing the most important forms of financial assistance to firms.

[5]	Decree Law No. 90/2008, confirmed into Law No. 123/2008; Decree Law No. 172/2008 containing extraordinary measures to counter the waste disposal crisis in Campania, as well as urgent environmental protection measures, confirmed into Law No. 210/2008.

[6]	Programmes in favour of Abruzzo also include economic measures for underutilised areas such as Urban Tax-Free Areas, the Guarantee Fund for SMEs as well as the so-called contract and development programmes.

[7]	Decree Law No. 112/2008 confirmed into Law No. 133/2008 (especially Art. 7 containing measures relating to nuclear energy).

[8]	Decree Law No. 208/2008 confirmed into Law No. 13/2009.

[9]	Decree Law No. 171/2008 confirmed into Law N. 205/2008, and Decree Law No. 4/2009 on milk production and milk shares, later included in Decree Law No. 5/2008, confirmed into Law No. 33/2009.

[10]	Decree Law No. 92/2008.

[11]	Decree Law No. 151/2008.

[12]	Decree Law No. 11/2009.
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     Programmes adopted in the field of justice mainly dealt with the rationalisation of the work process as well as the acceleration of the administrative process and tax litigation13. The reorganisation process of the role and functions of honorary judges and prosecutors14 has also been initiated as has the process to improve the functioning of the judicial system15. At the same time, the Government adopted provisions to accelerate civil proceedings16. The most important measures include the increase in the value of the subject matter of civil proceedings falling under the jurisdiction of the justices of the peace, a screening mechanism for appeals lodged with the Court of Cassation (Court of last instance) the admissibility of written statements and streamlining and shortening the duration of civil proceedings.
     The reform of fiscal federalism is predicated on principles of revenue and expenditure autonomy of local authorities and aims at increasing their accountability17. It defines the relations among the various levels of government in the field of tax regulations as well as new rules to reach the national targets set in the Stability and Growth Pact. Its content will be defined in the next few years through the development of implementation decrees envisaged in the enabling act (par. IV.2).
     The Government has been working on welfare reform and youth policies also by ensuring a more efficient link up between the educational system and the labour market. A female employment action plan is being launched based on the possibility of modifying working hours and testing universal vouchers for personal care services (par. IV.3). A blueprint for the legislative decree is being adopted to correct and supplement the Consolidated Text on health and safety in the workplace, whose aim is to effectively ensure one of the three fundamental rights of workers (safety, fair compensation, training and lifelong learning). Statutory instruments on strenuous work and reforming the work process are now well on track towards becoming law. The same can be said of the statutory instrument on workers’ participation in business management and profit sharing as well as the one on the regulation of the right to strike in the transport sector, which through an agreement between the parties, will allow industrial action to be called by unions that are truly representative of workers. To provide young people with better access to the labour market the Fund for youth policies has become operational, developed on the basis of agreements reached by the previous Government within the Conferenza Unificata (the Unified Conference of the State and Regions).
     As far as education is concerned, a process of staff downsizing has been started, accompanied by a series of programmes aimed at rewarding merit and student performance, and a national system to assess student achievement has been introduced. The school network has also been reorganised and the autonomy of educational institutions has been enhanced. The university system has undergone a more general reorganisation process of teacher recruitment procedures based on merit (including the possibility of directly hiring foreign scholars), including new criteria for resource allocation that take into account the quality of university curriculum provision, programmes to favour the right to study of deserving students and the possibility for universities to be

[13]	Decree Law No. 112/2008 confirmed into Law No. 133/2008, Art. 53 et seq.

[14]	Decree Law No. 95/2008, confirmed into Law No. 127/2008.

[15]	Decree Law No. 143/2008 confirmed into Law No. 181/2008.

[16]	Law No. 69/2009.

[17]	Law No. 42/2009.
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transformed into foundations under private law maintaining the public funding system18. Policy regarding the research sector is also being reorganised with a view to supporting and assisting the reorganisation of the production system and services in order to make them more competitive. The main stages of this process include:
•	Development of the new National Research Programme, as a means of coherent planning, which will focus on key economic sectors and will develop rigorous implementation planning;

•	Efforts to redesign public research institutions, which will develop better abilities to form a network and to meet the strategic demand of the “new economies”;

•	The drawing up of a Memorandum of Understanding with Regioni della Convergenza to provide for the relevant resources to be drawn upon and the procedures to select programmes relating to the Research and Competitiveness National Operational Programme (PON Ricerca e Competitività) can be initiated;

•	The Ministerial Directive to allocate the FIRST (Funds for Investment in Scientific and Technological Research) and the FAR (Fund for Research Facility) funds in order to initiate the programmes envisaged in Legislative Decree No. 297/1999;

•	Submittal to CIPE of a comprehensive proposal for technologically innovative projects of great scientific value that can drive the country’s economy. The proposal also aims at building a network of virtual pipelines to meet the needs of businesses and educational institutions.
     With regard to cultural policies a set of programmes has been devised to ensure protection and enhancement of cultural activities and the cultural heritage and provide effective answers to the need for innovation and quality of services. The most important programmes include: completion of the premises of the national museum of 21st century art (MAXXI); the implementation of UNESCO conventions; the protection against seismic risk and the work done after the recent earthquake in Abruzzo to safeguard damaged heritage sites; strategic environmental assessment and technical forums set up with local authorities to devise common planning strategies; activities to ensure better access to archives and libraries and to make them more widely available through the world wide web and monitoring of the implementation of the quality and services card. As for the film business tax shelter measures have been implemented to encourage film production, while in the live entertainment industry the opera and symphony foundations have been recapitalised.
     With a view to bridging the communication technology gap a project has been submitted to extend broadband into other areas still without access to these services, which would allow an internet connection speed ranging between 2 and 20 megabyte per second by 201219. The project has been included in provisions recently passed by Parliament20. This type of modern communication infrastructure creates new opportunities, including work opportunities, for citizens and firms, it favours the creation

[18]	Decree Law No. 112/2008 confirmed into Law No. 133/2008; Decree Law No. 137/2008 confirmed into Law No. 169/2008; Decree Law No. 180/2008 confirmed into Law No. 1/2009.

[19]	Project taken care of by the Department for Communications of the Ministry of Economic Development. At present 13 per cent of the Italian population does not have access to this service.

[20]	Law No. 69/2009.
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of jobs, brings citizens close to Public Administration and attracts investment, thereby representing a means of boosting the country’s economy. In addition, the Government has set a timetable for the switch of television broadcasting from analogue to digital.
     With regard to the housing crisis, the Government has envisaged a set of measures aimed at reducing the difficulties faced by certain social groups by providing more low-cost housing as well as non-execution of eviction orders following expiry of a residential tenancy contract in municipalities with specific requirements21.
     Finally, as to EU foreign and defence policy several laws have been passed authorizing the ratification of international treaties, including the Lisbon Treaty22 and the Friendship and Cooperation Treaty with Lybia23. In addition to these other legislative measures relating to international missions have been adopted24.
IV.1 AN ESTIMATE OF THE IMPACT OF PUBLIC ADMINISTRATION REFORM
     The civil service reform and the public administration modernisation programme are aimed at increasing the efficiency and productivity of the public sector to help boost overall economic growth. These goals are pursued through the Public Administration Reform Programme and the 2012 e-Government Plan. The first introduces and strengthens performance criteria, assessment of outcomes and transparency vis-à-vis citizens and firms within public administration. 2012 e-Government is a far-reaching technological innovation plan consisting of a series of digital innovation projects (with priority given to justice, health, the education and the university system as well as the relationship between citizens and Public Administration) to modernise and enhance the efficiency and transparency of Public Administration by improving the quality of services provided to citizens and firms.
     The Government must pursue multiple goals. The mechanisms and channels through which a productivity and efficiency increase in the public sector impacts economic growth are complex. For the sake of simplicity, one can identify a supply-side and a demand-side effect. On the supply side there are two impacts: (i) one is a direct impact on the economy’s aggregate added value due to a productivity increase in the public sector (which accounts for about 20 per cent of total dependent employment); and (ii) the other is an impact on the market competitiveness to reduce the costs of public administration and the increase of aggregate productivity for greater efficiency in public administration (such as the cost of red tape and civil justice shouldered by families and firms). On the demand side there is: (i) an income-related effect due to more resources available to families generated by a reduction in direct and indirect costs of services; and (ii) a recomposition effect of aggregate expenditure due to a reduction in public spending

[21]	Decree Law No. 112/2008 confirmed into Law No. 133/2008 Art. 11; Decree Law No. 158/2008 confirmed into Law No.199/2008; Decree Law No. 162/2008 confirmed into Law No. 201/2008. Decree Law No. 78/2009, Art. 23, paragraph 1.

[22]	Law No. 130/2008.

[23]	Law No. 7/2009.

[24]	Decree Law No. 147/2008, confirmed into Law No. 183/2008 on the mission to Georgia; Decree Law No. 150/1983 on the extension of ongoing international missions; Law No. 12/2009 containing extensions of international missions; Decree Law No. 78/2009.
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2010-2013 Economic and Financial Planning Document
(which may generate a different kind of public spending or a lower tax burdens and therefore lower private spending).
     A qualitative assessment of these effects is rendered more difficult by the complexities of the described interactions. In order to evaluate the impact of reform on the economy, a simulation exercise has been carried out assuming that the reform generates an increase in total factor productivity (TFP) of the public sector and therefore of total aggregate productivity impacting economic activity through the latter. Other things being equal, the potential product of an economy and hence its growth rate depend on TFP which is a measure of the efficiency with which production factors are used.
     Under the conservative assumption that in the next five years TFP of the public sector increases by between 10 and 20 per cent (as the sum of the already existing effect of reduced absenteeism in the public sector and the expected impact of the simplification of bureaucratic procedures and the overall reform which is being adopted by Parliament), the potential product would increase on average by a minimum of 0.5 percentage points to a maximum of 1 percentage point each year as against its performance without the shock caused by the reform. This differential would slowly fade (over ten years). The impact on aggregate demand would range between 0.4 and 0.6 percentage points of average yearly growth and would especially affect investment and export. Hence, in the five-year period considered, the cumulative growth differentials from the scenario modelling the reform impact and the scenario at unchanged legislation, would range between 3 and 5 percentage points for potential output and between 2 and 3.5 points for aggregate demand. The gap between higher expected growth for potential output and that expected for aggregate demand, which determines actual GDP, will depend on the phase of the economic cycle. It should be noted, however, that the Public Administration reform effort in a broad sense, i.e. the whole public sector including education and health care, is expected to almost totally bridge the growth gap between Italy and the average of euro-area countries, which in the last ten years has amounted to 0.8 percentage points on average. The above mentioned results depend on assumptions as well as on the model used. More specifically, the impact of public administration reform on economic growth has been assessed on the basis of an increase in total factor productivity (TFP) of the public sector (10-20 per cent over the five-year period) which is to be considered as a conservative assumption compared to expected margins of increase of approximately 50 per cent.
IV.2 FEDERALISM
     Law No. 42/2009 on fiscal federalism was published in May. This law implements constitutional provisions on local government funding (Art. 119). The Government is empowered to issue decrees on (i) coordination of funding of the various levels of government, (ii) tax-raising powers of local government bodies and (iii) equalisation of financial resources. The process of coordinating public finance will include the provisions of the draft statutory instrument on public finance and accounting currently being considered by Parliament.
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     The new funding system is predicated on principles of revenue and expenditure autonomy of local government bodies and greater accountability on their part; under the new system lower levels of government can levy their own taxes, as well as taxes envisaged in laws of the State and can have a share in central tax revenues; in addition, the new system abolishes tax revenue transfers and clearly states that the criterion of historical spending records is to be superseded when deciding on the amount of resources to be transferred; it introduces equalisation funds drawing on general taxation that are allocated on the basis of different criteria depending on the type of services provided; it envisages direct involvement of the various institutions in the fight against tax evasion and tax avoidance, through performance-based mechanisms.
     For services for which constitutional provisions require the Regional Authorities to comply with minimum service levels (health care, care and administrative functions of education) and for services linked to the core functions of local government bodies, total funding is ensured within expenditure ceilings assessed on the basis of standard criteria. Budget coverage is ensured by equalisation transfers to bridge the gap between the standard spending requirements (directly calculated on current standard spending for local government bodies and based on the application of standard costs for minimum standards of services provided by the Regional Authorities) and the tax revenues linked to the above-mentioned functions, which are also assessed on the basis of standards. The budget coverage of other functions is provided through the local authorities’ own tax-raising powers while equalisation must reduce the differences in taxable capacities, without undermining the taxation effort. Exception has been made for a number of specific programmes. Local transport services are partly considered as services requiring minimum levels. In the allotment of equalisation funds earmarked for local government bodies, the Regional Authorities have the power to actually change allocations to the various local government bodies, but always on the basis of the same criteria.
     The enabling act defines the relationship among the various levels of government in the field of taxation, envisaging rules for the common achievement of national targets set in the Stability and Growth Pact. For the arrangement of the Budget, the enabling act envisages that public finance coordination rules for each level of government should be adopted in agreement with the Conferenza Unificata (the Unified Conference of the State and Regions); for each level of government is to: (i) set the targets for budget balances, the tax burden and reliance to borrowing; (ii) define the arrangements to achieve convergence of standard costs and requirements; and (iii) determine modalities needed whereby the service targets and minimum service levels and core functions converge. Such a plan requires a harmonisation of public budgets that can ensure that the budgets of the various local government bodies are prepared on the basis of predefined and standard criteria. The key principles will be elaborated in a statutory instrument to be issued within a year. The enabling act requires that local government bodies that show significant deviations from the targets should draw up plans to achieve the convergence target to check the extent of the deviation and to define ways to achieve the necessary correction. The enabling act establishes rules that ensure coordination of taxes levied by the various levels of government within the national taxation system. The aim is to avoid double taxation and ensure correlation between tax levels and service provision at local level so as to strengthen the link between administrative and financial accountability.
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2010-2013 Economic and Financial Planning Document
     The enabling act envisages a transitional period during which the system shall gradually converge towards the new funding structure25 and acquire the means that are necessary for the new system to function. The implementation of the new system requires the definition of some aspects that are changing: in the new Code on autonomy that is being drafted the key functions of local government bodies are still being regulated; the minimum service standards that have to be ensured across the whole national territory must be defined on the basis of a general assessment (in terms of content) and technical assessment (in terms of measurement). In addition, the calculation of expenditure, revenues and standards requires that methods and data on the basis of which estimates are to be made be shared, and that surveys be carried out on systematically and methodologically tested databases from administrative and non-accounting sources, which are currently not available. Checking whether the target of increasing the cost-effectiveness of expenditure, on which the allocation of revenues is based, has been achieved requires enhanced monitoring.
     The enabling act lays down that the reform implementation shall take place without prejudice to the commitments made in the Stability and Growth Pact. The reform shall ensure the actual achievement of greater efficiency in the use of public resources. The two key elements of the reform are: (i) a closer link between expenditure accountability and taxation; (ii) the adoption of a public funding system which, while preserving a role for equalisation, may link it to efficient spending behaviour which ensures the minimum standards of essential services are met throughout the national territory rather than linking it to past spending patterns.
IV.3 WELFARE
     The ‘White Paper on the future of the social model: living well in an active society’26 outlines the framework of “values and visions” underlying the shift from welfare based on assistance to welfare based on opportunities and shared responsibilities. The new social model is based on a notion of work as the first response to need and on the consistent application of the principle of selective universalism, whereby welfare benefits or tax rebates will be provided on the basis of an accurate selection of claimants; the new welfare system will provide incentives for claimants to overcome their need for economic assistance.
     As to selectivity, a number of income-support measures were taken by the Government to assist individuals hit hardest by the economic crisis, including the extraordinary cash “allowance” to low-income families in 2009 — whose amount varies depending on the number of family members, the presence of any disabled individuals and the total income earned in 200727. In addition, the enabling act on the regulation of strenuous work is being considered by Parliament28.

[25]	The new equalisation arrangements will take full effect five years after the expenditure figures linked to minimum standards of essential services are set.

[26]	Adopted by the Council of Ministers on May 6, 2009, the White Paper was published a year after the public consultation started with the Green Paper “Living well in an active society’.

[27]	Decree Law 29 No. 185/2008 confirmed into Law No. 2/2009.

[28]	So called “additional budget package on employment” A.S. 1167.
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     A prerequisite for the sustainability of the welfare system is the proper functioning of the labour market. A modern people-centred regulatory framework of employment relations must include among its chief objectives three fundamental rights that must be guaranteed to all workers: (i) the right to a safe working environment; (ii) the right to fair compensation not merely sufficient to ensure a decent and free life, but also proportionate to the performance of the business; (iii) the right to increase one’s knowledge and skills throughout one’s lifetime as the true guarantee of employment stability and expression of one’s own potential.
     The three fundamental rights at work — health and safety, lifelong learning and fair compensation — may be enhanced and better pursued in the coherent perspective of the “Workers’ charter” that Marco Biagi deemed to be a body of progressive work protections designed for variable geometries depending on seniority and the actual extent of economic dependence of a worker. Even the proposals to finally modify the regulations governing withdrawal from employment may meet with greater support if they are linked to a sizeable trial period and are part of a who modern le system of active protection.
     The substantive affirmation of these rights shall have to gradually shift from being a task entrusted to the State to being one which will increasingly be handled of by the social partners, especially at a local and company level in an approach fully predicated on subsidiarity. Key for this approach has been the recent reform of industrial relations promoted by the Government29 through measures scrapping taxes on overtime and bonuses30 which will now have to become a permanent fixture of the system so as to adequately support second-tier bargaining and with an increase in labour productivity.
     Upon completion of the proceedings of the Study Committee on Training, the Government will submit to the Regional Authorities an agreement for changing the current funding criteria and the notion of training initiatives on the basis of three policy approaches. First of all work must be considered an essential part of a person’s educational path. Second, the firm, the business environment is to be considered the most suitable context for skill development. Finally formal certification must involve real assessment of knowledge, skills and experience of workers regardless of courses they may have attended. Attention must be focused on the knowledge, skills or abilities that a person has acquired and may demonstrate with a view to true employability rather than being focussed only on formal and bureaucratic aspects of educational paths.
     As far as the protection of health and safety at work is concerned, a draft statutory instrument is being adopted to correct and supplement the Consolidated Text passed during the previous Parliament which, without prejudice to existing protection provisions, aims at superseding a purely formalistic and bureaucratic approach in favour of a culture predicated on promotion and targets which can in actual fact impact business organisation.

[29]	Framework agreement on the reform of contractual arrangements of January 22, 2009 agreed on by the Government and social partners.

[30]	Decree Law No. 185/2008 (confirmed into Law No. 2/2009) extended to 2009 the elimination of taxes on productivity bonuses for incomes up to €35 thousand a year and up to a ceiling of €6 thousand. Tax rebates on bonuses have been extended to law-enforcement officials, for 2009 only, by Law No. 2/2009. The tax rebate regime, introduced with Decree Law No. 93/2008 (confirmed into Law No. 126/2008), on a trial basis, envisages lower taxes (equal to 10 per cent subject to a ceiling) to replace ordinary taxation of overtime and productivity bonuses.
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2010-2013 Economic and Financial Planning Document
     The draft statutory instruments on strenuous work and on the reform of the working process being considered by Parliament are now well on track to becoming law. In promoting alternative forms of settlement of labour disputes, such as arbitration and conciliation and the certification of employment contracts, the draft statutory instrument intends to place greater emphasis on the substantive aspects of the employment relationship and aims at overcoming an antagonistic and confrontational approach that undermines the effectiveness of labour law.
     The Government is also working on the reform of the welfare system and youth policies through ensuring a more efficient link up between the educational system and the labour market and revitalising training contracts as a fast track access to the labour market. An action plan on female employment is also being launched focused on flexible working hours, measures to encourage female recruitment in disadvantaged areas through the “work-entry contracts” of the Biagi law and innovative sharing policies including testing of universal vouchers for personal care services.
     Measures have also been taken31 to better reconcile work and family life and offer social inclusion opportunities to people who would otherwise be excluded from the labour market. Provisions introduced to favour a greater use of part-time and the reintroduction of on-call work, as well as action to revitalize and simplify apprenticeship, measures to fight against the shadow economy and the full introduction of the work voucher scheme for occasional job opportunities and the lifting of the ban preventing people from working while drawing their pensions are a step in this direction32.
     It is in this context of cooperative industrial relations which, also through a fair cooperation agreement between the Government and the Regional Authorities, Italy more than other countries has been able to preserve a great deal of its economic and employment base — despite the great global crisis — through negotiation-based social protection tools that require the preservation of the employment relationship. To favour the modernisation of the safety-net system bilateral relations are essential, as is the full implementation of the principle of mutuality, whereby workers who, either reject an acceptable employment opportunity or participation in a training scheme to upgrade their skills, are no longer entitled to wage-supplementation or unemployment benefits33.
     A modern welfare system promotes good industrial relations, by reconciling the priorities of trade unions with the needs of firms and of individuals protected by the constitution. To help improve the functioning and effectiveness of the industrial relations system, as well as to prevent extreme forms of labour conflicts, regulations have been submitted delegating the Government to adopt one or more decree laws to implement

[31]	Decree Law No. 112/2008 confirmed into Law No. 133/2008 reintroduced intermittent work and extended the scope of on-call work. Moreover, it changed regulations governing the duration of temporary work contracts, simplified litigation relating to part-time work, extended the minimum duration of professional training and introduced the single payroll (Libro unico del lavoro).

[32]	On January 1, 2009 the total (partial in the case of benefits paid through the defined-contribution system) lifting of the ban preventing people from earning income from employment or self-employment while drawing their pensions took effect. This is now possible for those individuals who have reached their retirement age for old age pensions (65 for men and 60 for women), who have paid contributions towards their pensions for 40 years or are entitled to a seniority pension.

[33]	This rule was introduced in Law No. 2/2009 confirming the so-called “anti-crisis decree” (Decree Law No. 185/2008) through which the Government has temporarily extended the coverage afforded by the existing measures and increased the relevant resources. See § 4.1.2.1 of Relazione Unificata sull’Economia e la Finanza Pubblica per il 2009 for an extensive analysis of Art. 19 of Decree Law No. 185/2008.
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2010-2013 Economic and Financial Planning Document
the regulation on the right to strike in the transport sector which, on the basis of agreements between the parties, will allow industrial action to be called by unions that are truly representative of workers34. The Government welcomes the consolidated statutory instrument on workers’ participation which is also predicated on the idea of promoting unions that are truly representative of workers thereby creating the right conditions for a virtuous partnership between capital and labour.

[34]	A.S. 1473.
Ministero dell’Economia e delle Finanze